UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 03 October 2014

NOVOGEN
Annual Report
2014

Novogen Limited

ABN 37 063 259 754

Annual Report - 30 June 2014

Novogen Limited Contents 30 June 2014

Novogen Limited Corporate directory 30 June 2014

Directors	Prof Graham Kelly - Chairman
Steven Coffey
John O’Connor
Prof Peter Gunning
Iain Ross

Company secretary	Lionel Mateo

Registered office	Level 1
16-20 Edgeworth David Avenue
Hornsby NSW 2077
Tel: +61 2 9472 4100
Fax: +61 2 9476 0388

Principal place of business	Level 1
16-20 Edgeworth David Avenue
Hornsby NSW 2077

Share register	Computershare Investor Services Pty Limited
Level 4
60 Carrington Street
Sydney NSW 2000
Tel: 1300 787 272

Auditor	Grant Thornton Audit Pty Ltd
Level 17
383 Kent Street
Sydney NSW 2000

Stock exchange listing	Novogen Limited shares are listed on the Australian Securities Exchange (ASX code: NRT).

Novogen Limited’s ordinary shares trade in the United States in the form of ADRs on the NASDAQ Capital Market. Each ADR represents twenty-five ordinary Novogen shares. The trading symbol on NASDAQ is ‘NVGN’.

Website	www.novogen.com

Novogen Limited Chairman’s letter 30 June 2014

Dear Shareholders

My Chairman’s letter this time last year came after having retaken the reins at Novogen following the rebirth of Novogen (the ‘Company’) through the acquisition of Triaxial Pharmaceuticals just 6 months earlier.

We had a single drug technology platform – the super-benzopyrans (‘SBPs’). We had some idea of the enormous potential value of this technology platform based on its ability to deliver the first killer blow against the full hierarchy of cells within a tumor with a single dose. That was a world-first that we saw as ample faith in Novogen evolving into a major drug discovery company.

In fact, the events of the last 12 months have shown that our confidence in the future was somewhat underestimated.

Coming to better understand the SBPs has given us an entirely new appreciation of the potential value of this new family of drug candidates. We have identified three lead candidates that we are well on the way now to bringing into the clinic as first-in-class anti-cancer drugs. This time next year I anticipate being in the position of reporting that Novogen has successfully made the transition from a drug discovery company into a clinical company.

12 months ago we were designing new SBP drugs and having nothing more than exciting cell culture data. Now we sit on hard data showing that these compounds are delivering anti-cancer effects in animals where no other drugs have worked, leading to the identification of three new drug candidates. To be in a position of taking these compounds into first-in-man studies just 24 months since I first reported on them, will be a remarkable achievement that shareholders need to appreciate. It is a mark of the extraordinary potential we are sitting on, plus your executive’s deep experience in translational research, plus the hard work and dedication of all Novogen staff.

To add to the Company’s fortunes, a serendipitous observation in studies looking at the killing effect of SBPs on cancer stem cells led to the realisation that this family of compounds was exerting a regulatory function over stem cells that went far beyond the simple killing of cancer stem cells. From this simple observation came Operation Jacob Hope, a wide-ranging program studying the ability of the SBPs to correct the abnormal function of stem cells involved in a wide range of neurodegenerative and musculodegenerative diseases for which the world is seeking effective therapies.

In this current year, we also acquired a second drug technology platform. Despite having a full book of work with our SBP program, this was an opportunity too good to pass up because it offered the promise of being the perfect complement to the SBP technology. This is the anti-tropomyosin drug technology platform (‘ATM’), which I believed at the time, and with 6 months’ of data now behind us to add to that belief, has the potential to become a standard ‘go-to’ drug technology in oncology in due course.

We now find ourselves sitting on what we believe to be the two most exciting drug technology platforms across the fields of cancer and degenerative disease. Managing that diverse and exciting opportunity is the current challenge. It is a challenge that we are attempting to meet in a rational and step-wise manner, at the same time recognising that intellectual property and commercial opportunity have use-by dates and need to be acted on expeditiously.

We continue to resist building a large and expensive infra-structure. Novogen remains a group of executives and scientists with the ideas who then oversee the efforts of collaborators and contractors in bringing those ideas into reality. It is a strategy that has proven, highly effective to date and I expect it to continue to serve us well for the foreseeable future.

In the course of setting up those collaborations, we have formed strong links with a number of major universities world-wide. One of those links led this year to the formation with Yale University of the joint venture company, CanTx. Inc, a company that sits within the Novogen Group and which we expect to deliver the first drug candidate to enter the clinic.

I close by reiterating my closing remark this time last year. We firmly believe that Novogen is well on track to change the future of cancer therapy.

Yours faithfully

Graham Kelly

Chairman

3 October 2014

Novogen Limited Chief Executive Officer’s report 30 June 2014

What a difference a year makes. In writing to shareholders this time last year, the Company had a single drug technology platform, the SBP. We knew the platform was exciting and that it offered a therapeutic opportunity that no other anti-cancer drug technologies, current or in the pipeline, appeared to be offering. Having the ability to kill cancer stem cells and their daughter cells was a world first that we knew would be transformative for chemotherapy.

12 months on and we have transformed that opportunity into three exciting SBP anti-cancer drug candidates that are well on their way into the clinic to test their ability to treat cancers of the abdomen, neural cancers and prostate cancer.

That time also has revealed an ability to take the SBP technology into therapeutic areas not previously imagined, such as the treatment of degenerative diseases of the brain and muscles, and the repair of brain tissue after injury from stroke and trauma.

We also acquired a second drug technology platform, the ATM, which like the super-benzopyrans, have revealed a potential that has become more intriguing the more we have come to understand how the ATMs work.

This progressive uncovering of new and expanded opportunities is a function of both technologies hitting entirely new drug targets. In the case of the SBPs, no one has had drugs before that target tissue stem cells, so we are breaking new ground in finding out what therapeutic opportunities it presents. And in the case of the ATMs, no one has knocked out the tropomyosin proteins in a cell before because no one had developed drugs to do that. Our ATM technology achieves that, thereby revealing just how important the function of tropomyosins is in different disease states.

The studies that Novogen scientists are conducting are groundbreaking for that reason, with barely a month going by without some new discovery, some of which were predicted, and some bringing a delightful surprise.

What has become clear to me in recent months is that Novogen is sitting on a remarkable opportunity that few, if any, biotech companies have had.

We have identified four principal therapeutic opportunities:

•	Oncology

•	Degenerative diseases

•	Regenerative medicine

•	Autoimmune diseases

The challenge is to manage that opportunity in a way that maximises the commercial opportunity on offer without overextending the Company. Oncology remains our priority in terms of resources and attention. Transforming the Company from a pre-clinical to a clinical stage by bringing at least one anti-cancer drug candidate into the clinic over the coming 12 months, remains our number one priority.

Oncology

The Novogen vision is for its two proprietary drug technology platforms to become the standard first line chemotherapy regimen for most forms of cancer, and in so doing, provide the game-changing, generational leap forward in response rates that cancer therapy so urgently requires.

In reaching for this goal, Novogen is going against the current trend in the cancer field. We are going back to the future, back to the form of chemotherapy that has been the backbone of cancer therapy for the last 40 years, cytotoxic chemotherapy, and making it universally effective and safe.

This is the vision that our studies over this past year has revealed, and I want to take some time here to explain this vision because it is what will dictate our strategy for the coming year, and I want our shareholders to better appreciate the potential that their investment holds.

The chemotherapy landscape

The aim of cancer therapy (radiotherapy and cytotoxic chemotherapy) over the past 40 years has been to inflict enough damage on cancer cells so that they have no option but to die. It is a crude, blunt approach that nevertheless has brought a fair degree of success, delivering meaningful survival benefits for many patients across a range of tumor types. The proportion of people surviving at least 5 years with a potentially lethal cancer has doubled from 1 in 4 back in 1970 to 2 in 4 today, thanks in large part to a better understanding of how to use 40-year old cytotoxic chemotherapies more efficiently.

Novogen Limited Chief Executive Officer’s report 30 June 2014

But it has not proven to be the universal answer for four main reasons:

•	radiation and toxic drugs are non-selective. They do not distinguish between a cancer cell and a healthy cell. The resulting collateral damage from these therapies means that their dosages need to be limited to levels that are suboptimal in order not to kill the patient;

•	not all types of cancer are sensitive to radiation and toxic drugs. Cancers such as pancreatic cancer, melanoma and mesothelioma are inherently insensitive to these therapies;

•	those cancers that do respond initially to therapy, normally quickly develop mechanisms that make them resistant to radiotherapy and chemotherapy;

•	radiation and toxic drugs have no effect on the population of cells within a tumor that are responsible for propagating and spreading the cancer, the so-called cancer stem cells.

By the turn of this century, pretty much all interest in developing new cytotoxic drugs had stopped. The only real interest in the field was in taking existing drugs like Docetaxel and Doxorubicin and formulating them in a way that aims to get them to the cancer in a more selective way. It is a strategy that works, with the development of drugs like Doxil and Abraxane. But it does nothing about the underlying weaknesses of those drugs by not working in many forms of cancer, or being followed by drug resistance, or being unable to kill the population of cancer stem cells.

These supposedly insurmountable barriers pushed the development of anti-cancer drugs about 15 years ago down the path of ‘targeted therapy’. In military terms, the idea was to develop ‘smart bombs’ that knocked out selective targets in the cancer cell, rather than the ‘carpet bombing’ approach of cytotoxic chemotherapy. The concept was to identify specific mutations in the cancer cell that were critical to the function or survival of the cancer cell but not to healthy cells, and then develop a drug that homed in on that mutation.

This approach has seen a significant number of targeted drugs come to market over the last decade, each arriving with significant fanfare and promise, and typically at significant cost. It is an approach, however, that unarguably has been a major disappointment. Collectively, targeted chemotherapies have delivered an average survival benefit across a wide range of cancers of about five months. What the developers of targeted chemotherapy have failed to take into account is two key characteristics of cancer cells.

The first is that cancer cells continue to mutate. Take the example of a cancer that starts in the breast and then metastasizes to the lungs and to the bones. Each of those three tumors typically ends up with entirely different sets of mutations, with even cells within the one tumor containing a range of mutations. The chances then of a single drug directed against a single mutation killing the full complement of cells within all three tumors is remote.

The second problem is that the targeted chemotherapy approach completely under estimates the capacity of cancer cells to adapt and survive. Knocking out a single protein (mutation) hardly represents an insurmountable challenge for a cancer cell unless that one protein is essential to the cell’s survival. The vast majority of targets of targeted chemotherapy are not critical to survival and are readily detoured around by the cancer cell.

So, where to now that targeted chemotherapy has failed to deliver? The new players on the block are immunotherapy and gene targeting drugs. Immunotherapy involves finding ways to overcome the ability of the cancer cell to avoid having its foreignness recognised by the body’s defense cells. Gene targeting drugs aim to switch tumor-promoting genes off or tumor-suppressor genes on. The immunotherapy approach has made some progress in bringing some drugs to market and more are on the way. But the early experience is that any survival benefits for most patients are modest and are coming at considerable cost in side effects. Gene-targeting drugs remain largely untested.

The Novogen approach

Novogen is pursuing an independent path. Our belief is that cytotoxic chemotherapy remains the best option; it just needs to be made more effective and more precise. The two drug technology platforms that the Company is developing provide exactly those two objectives.

The SBPs meet the four key challenges of cytotoxic chemotherapy:

•	being highly selective, causing little or no collateral damage

•	killing cancer cells of most forms of human cancer

•	being unaffected by drug-resistance mechanisms

•	killing the full range of cells within a tumor including both cancer stem cells and their progeny.

The ATM technology meets two of these key challenges:

•	being highly selective, causing little or no collateral damage

•	killing cancer cells of most forms of human cancer.

Novogen Limited Chief Executive Officer’s report 30 June 2014

Together, these two drug technologies form a complementary partnership that we believe will provide an effective first-line therapy in most forms of cancer in order to achieve eradication of the full complement of cancer cells and in so doing prevent the development of cancer recurrence.

Super-benzopyrans (SBPs)

This is a new family of molecules that has been designed to target a mutation that is common to all cancer cells. I know that I have just got through saying that targeting mutations is a failed strategy, but this is very different.

The mutations that ‘targeted chemotherapy’ target are what we can classify as primary mutations. These are the mutations in a cell’s DNA that start it on its journey into cancer. They are the mutations that mean the cancer cell can ignore all efforts by the body to control it. They are the mutations that now instruct the cancer cell to behave in a way that was never intended in its previous normal state: to divide at a faster rate, to produce more energy than ever intended, to invade neighbouring tissues. In other words to behave in a highly aggressive and delinquent manner. There are at least several dozen genes that we know of that fall into this category, although the final number is more likely to be in the hundreds.

Primary mutations are not the target of the SBPs. Their target is something that we refer to as enabling mutations. Do not bother Googling the term, because you will not find it. It is a term that Novogen had to create as the most plausible explanation for how the SBPs work. Enabling mutations are the mutations that must occur for a cancer cell to behave in a delinquent manner. A primary mutation makes the cell want to behave in a delinquent manner; a follow up mutation then has to occur to enable it to behave delinquently.

A key process that underlies virtually all cell functions is the movement of hydrogen ions (H+ or protons) across cell membranes. The more active the cell, the more waste hydrogen it makes, and the quicker it needs to expel it to avoid becoming toxic. But hydrogen also is vital to the cell’s ability to make energy, and some hydrogen ions need to be captured and converted into energy as well. This requires pumps referred to as proton pumps, operating in various parts of the cell. Once a cell converts into a cancer cell, it needs more powerful proton pumps, and to achieve this it needs to mutate the genes responsible for making these pumps. That is something that is common to all cancer cells. And the mutated proton pump is what the SBPs compounds target.

The proton pump comprises two reciprocal enzymes – NADH reductase and NADH oxidase. Cancer cells make a mutant form of NADH oxidase known as tumour-associated NADH oxidase, shortened to tNOX. tNOX enables the cancer cell to pump hydrogen ions at a much faster rate than in normal cells.

This is one of the key points of difference between the SBPs and other chemotherapies. Whereas other drugs typically target ‘primary mutations’, the SBPs target an ‘enabling mutation’. ‘Primary mutations’ vary enormously between tumor cells, making finding a universal target almost impossible. The tNOX ‘enabling mutation’ is common to all forms of cancer, accounting for the ability of the SBPs to be active across all forms of human cancer.

The SBP compounds have been designed to attach to and disable the tNOX target in a highly active way. Earlier benzopyran drugs developed by Novogen bind to the same tNOX target, but not with the strength that the SBPs do. With that greater binding strength comes a vast increase in cancer cell killing ability, including, for the first time, an ability to kill the previously untouchable cancer stem cells.

An SBP molecule showing the points (circled) at which Novogen chemists have been able to increase the electron-donating and electron-receiving potential of the molecule.

Novogen Limited Chief Executive Officer’s report 30 June 2014

A computer model of an SBP molecule binding to its target protein, the tNOX enzyme.

We have identified three leading SBP drug candidates. All are closely related chemically, but with very minor structural changes. Each of these three compounds is cytotoxic against all forms of cancer cells, but the small structural changes bring out particularly high anti-cancer activity against certain types of cancer. Hence, the following compounds have been selected for their high activity against:

• TRX-E-002-1	- ovarian cancer cells

• TRX-E-009-1	- brain cancer cells

• TRX-E-025-1	- prostate cancer cells.

1. Cantrixil™

Cantrixil is a construct of TRX-E-002-1 in a sugar (cyclodextrin) membrane. It is an entirely novel concept. Cantrixil has been developed as an intra-cavity product, meaning that it is designed to be delivered into cavities such as the peritoneal cavity and the pleural cavity as a means of ensuring maximum exposure of cancer cells to drug.

Cantrixil, showing sugar membrane enclosing TRX-E-002-1 molecules. Once injected into the cavity, the sugar dissolves, releasing the active drug.

Cantrixil is intended for cancers largely or solely confined to the abdominal and pleural cavities.

Ovarian cancer: The primary clinical indication is late-stage ovarian cancer, where Cantrixil will be administered in conjunction with a standard anti-cancer drug in an attempt to destroy both the ovarian cancer stem cells and their rapidly dividing daughter cells.

Malignant ascites: Late-stage ovarian cancer typically is associated with multiple sites of cancer throughout the abdominal cavity in a condition known as peritoneal carcinomatosis. Peritoneal carcinomatosis also is associated with a number of other cancers, notably colo-rectal cancer, pancreatic cancer, breast cancer and lymphoma, and typically is associated with a build up of fluid in the abdomen (ascites) known as malignant ascites. Malignant ascites is a terminal condition for which there is no standard of care and as such represents a significant unmet clinical need. Cantrixil is intended to treat malignant ascites and as such is the first drug candidate to be so designed.

Malignant pleural effusion: Late-stage lung and breast cancer can invade the pleural cavity (lining of the thoracic cavity), causing significant fluid production that presents a major challenge in being removed. This is known as malignant pleural effusion, which like malignant ascites, has no standard of care and represents a significant unmet clinical need. Again, Cantrixil is intended to treat this condition.

Novogen Limited Chief Executive Officer’s report 30 June 2014

Status: Cantrixil has entered the Investigational New Drug program in the US, and currently is undergoing the pre-clinical steps required by the FDA to undergo a Phase 1 study anticipated to commence in mid-2015.

NB. Cantrixil is owned by CanTx Inc, the joint venture company between Novogen and Yale University Medical School. Novogen has licensed TRX-E-002-1 to CanTx. Novogen will manage the clinical development, approval process, and ultimate commercialisation of the product.

2. Trilexium™

Trilexium is a construct of TRX-E-009-1 in a proprietary formulation intended to maximise the passage of the drug candidate across the blood-brain barrier.

The primary clinical indication of Trilexium is neural cancer, with the main focus on primary brain cancers in adults (glioblastoma multiforme) and children (medulloblastoma), and neuroblastoma in children.

Trilexium will undergo parallel clinical testing in both adults and children, a common requirement for pediatric clinical studies where initial safety testing needs to be conducted in adults first.

Status: The dual Phase 1 studies will be conducted in both Australia and the US. The Australian arm of the study is slated to commence mid-2015.

3. TRX-E-025-1

This SBP compound has been selected for its particularly strong activity against prostate cancer cells. It is formulated in the same proprietary formulation as for Trilexium, designed to ensure high bio-availability of the drug candidate to the cancer cells.

The nominal clinical indication is in combination with a standard of care drug in metastatic, castrate-resistant, post-docetaxel prostate cancer.

Status: With a schedule of 3 Phase 1 clinical studies over the next 12 months with Cantrixil and Trilexium, a Phase 1 study of TRX-E-025-1 will be delayed until 4Q2015.

Anti-Tropomyosins (ATMs)

This is a drug technology that we acquired during the year from a small Australian biotech company that had funded world-first studies at the University of NSW. At the time of purchase, there was some preliminary proof-of-concept data, but as preliminary as that data was, it was enough to suggest a major new drug target had been discovered. Novogen brought its medicinal chemistry expertise to bear to those early drug candidates, finally producing a new generation of ATM drug candidates with higher on-target activity and greater anti-cancer potency.

The ATM drugs target the cell’s skeletal structure known as the cytoskeleton. The cytoskeleton is a crucial bit of infrastructure for any cell, providing the cell with shape, the ability to migrate and to adhere to neighboring cells and to divide. Crucially, it also provides the means by which the cell communicates internally and with the rest of the body (‘signal transduction’).

The cytoskeleton is a validated target for chemotherapy. Most patients with any form of cancer eventually are treated with a drug that works by destroying the cytoskeleton.

Novogen Limited Chief Executive Officer’s report 30 June 2014

The cytoskeleton has two main components – the microtubules and the microfilaments. The drugs used at the moment to destroy the cytoskeleton work by targeting the micro-tubules. For the past 40 years, and to this day, they remain among the most widely prescribed drugs in cancer therapy. These are the taxane family of drugs (paclitaxel, docetaxel) and the vinca alkaloids (vincristine, vinblastine).

Destroying the micro-tubules blocks the ability of the cancer cell to communicate internally and to divide. Affected cells then go on to die. As widely used as these drugs are, they have a number of serious deficiencies:

•	They are ineffective against many forms of cancer

•	They are not cancer-specific, affecting any tissues in the body that are dividing, thereby resulting in a range of serious side-effects affecting the gut, skin and nerves

•	The cancer cell readily develops resistance mechanisms to the drugs

•	They do not kill the cancer stem cell, thereby allowing the tumor to recur.

The University of NSW research team took the view that for the cytoskeleton to be an effective target, both main components – the microtubules AND the microfilaments – needed to be knocked out simultaneously and comprehensively. They also recognised the need to try and do this in a highly specific way that spared healthy cells.

The breakthrough was the university team’s discovery that the microfilaments in cancer cells differed from those in healthy cells in being highly dependent for their function and survival on a particular protein known as Tm5NM1. The same protein occurs in all healthy cells, but they can function perfectly well without it. If this protein is knocked out in cancer cells, the cancer cell is unable to assemble its microfilaments and the cell quickly dies. So now there was a means to destroy the microfilaments in a cancer cell in a highly efficient and specific way.

The ATM molecule is designed to sit between the two terminal ends of adjacent Tm5NM1 protein chains, blocking their ability to join to form a microfilament.

The ATM technology offers the first opportunity to knock out the cancer cell’s cytoskeleton in a comprehensive and highly specific way. Animal studies show that when combined with an anti-microtubule drug, the anti-cancer effects of both drugs rise dramatically, but without resulting in any additional toxicity.

Status: Novogen has created a library of ten ATM compounds, all highly active anti-cancer compounds. Studies are underway to determine the lead drug candidate, something that is expected to be completed and announced by mid-November 2014.

Formulation and absorption studies also are underway, although we already know that these compounds can be administered both intravenously and orally.

Indications: The ultimate goal is to use an ATM drug and an SBP drug together in first-line therapy. An SBP drug with its cancer stem cell killing abilities and the combined effects of an SBP drug + ATM drug + an anti-microtubule drug to kill the daughter cancer cells, in our view, offers potentially the most effective first-line therapy drug regime available across most forms of cancer.

However, trials of experimental drugs have to start their journey into the clinic as salvage therapy in patients who have failed all standard forms of therapy. Currently we are working with research groups with international standing in the areas of prostate cancer, melanoma and neuroblastoma. We already know that the ATM drug candidates are effective against all three cancer types, including inhibiting growth of the respective cancers in animal xenograft models. Over the course of the next 6 months we will decide which clinical indication will become the primary focus. Irrespective of that decision, the current schedule is to conduct a Phase 1 safety study in Australia in patients with various forms of cancer in 3Q2015.

Novogen Limited Chief Executive Officer’s report 30 June 2014

Degenerative Diseases

This program stems from the SBP technology platform and concerns a range of diseases and disorders associated with abnormal stem cell function, all with significant impact on community health and all representing major unmet medical need. It covers diseases of the brain such as Alzheimer’s, Parkinson’s and Huntington’s and the motor neurone diseases; it covers diseases affecting the muscles, such as the different muscular dystrophies; and it covers diseases associated with abnormal metabolism such as cystic fibrosis and the lysosomal storage diseases.

The Novogen focus is very much on its oncology drug program, but the degenerative diseases program (the so-called ‘Jacob Hope Project’ after a young man suffering muscular dystrophy) is so exciting in its ramifications for both the Company and the community, that we are putting whatever resources into it that we can spare.

The potential implications of this program for the Company and the community generally are so substantial that I believe it warrants an explanation and a review of what Novogen is doing in the field. Understanding the common link between oncology, genetic diseases and the SBP drugs can, admittedly, be challenging, and probably best addressed in the following Q and A format.

Q: What possible connection can there be between giving a drug to a cancer patient and giving a related drug to someone with Alzheimer’s disease or muscular dystrophy?

A: In truth this connection would never have occurred to us but for a chance observation made during laboratory studies with our SBP products, Cantrixil and Trilexium. At the sort of dosages we intend to use them in humans with advanced stages of cancer, the cancer cells were readily killed. But when we lowered the dosage down to levels at which we never expected to see anything happen, these same potent cancer-killing molecules appeared to be stimulating the cancer stem cells. It was an observation that initially was disturbing until we realized that the cancer stem cells were looking and behaving like normal stem cells. By some mechanism we are seeking to understand, we had found a way of normalizing the aberrant behavior of cancer stem cells.

At some point in the future we might turn our thoughts to just how we could exploit that effect as an entirely novel approach to chemotherapy. But that is for the future, and for the moment we will concentrate on using the technology to kill cancer cells.

But it is a discovery that has enormous implications for degenerative diseases other than cancer. A substantial amount of money is being spent by biotechnology companies and foundations dedicated to finding cures for a wide range of genetic disorders, in most cases focusing on trying to manipulate the damaged genes or simply providing symptomatic relief. Whereas at the heart of the problem are tissue stem cells that either are not functioning normally or are simply exhausted and unable to keep up repairing damaged tissues. Having a family of compounds that have the ability to identify stem cells that are behaving abnormally and either kill them or stimulate them, opens up possibilities almost too large to comprehend.

Q: How is it possible that a drug can do opposite things on the same cell?

A: It’s called a biphasic effect. It’s a relatively uncommon phenomenon in Nature, relating to a compound having one effect at one dose and another, usually opposite effect, at a higher dose. Alcohol is the perfect example – having a stimulatory effect at a low dose and a depressive effect at a higher dose. The SBPs seem to fit into the category as well.

Q: Why do the SBPs, coming as they do from plant hormones, have an effect on stem cells in the first place?

A: This finding is not as challenging as it seems. Many of the chemotherapies in use today owe their heritage to plants or soil organisms. Commonly used chemotherapies such as Paclitaxel, Vincristine and Doxorubicin are naturally occurring compounds that serve some particular function in a plant, but whose biological function in the plant just happens to be exploitable in killing cancer cells.

The heritage of the SBPs is a plant hormone known as genistein. But unlike the plant compounds that have given rise to drugs such as paclitaxel and which have a single, well-defined function within plants, genistein is referred to as being pleiotropic, meaning that it exerts a wide variety of functions in plants. Most of those functions are entirely unconnected and the result of wildly differing actions. Some functions are the result of plant enzymes being inhibited, in other cases the result of other enzymes being activated. Genistein also inhibits some plant genes, while activating others. Genistein is the ultimate multi-tasking molecule. This is precisely why we chose genistein as the basis of the entire benzopyran drug technology platform.

Novogen Limited Chief Executive Officer’s report 30 June 2014

Q: Why would genistein have any effect in humans?

A: The answer lies in the fact that 25% of human genes are identical to plant genes. That can be challenging for some people to realize that one-quarter of their DNA is shared in common with a daisy. But that is the case. In addition to which, many of our biochemical processes owe their heritage to plant biochemistry. Hardly surprising then that a compound with wide-ranging effects on biochemical processes and gene function in a plant should have some cross-over effects in humans.

Genistein has been described as having 10 distinct biological effects on human cells. [Check out the Wikipedia entry for genistein.] One of those effects is an anti-cancer effect. In our SBP program, we have focused on this one effect and have teased that function out and magnified it some 1000-fold. But that still leaves at least 9 other known functions that we have yet to look at magnifying. At least one of those functions appears to be an ability to promote the activity of tissue stem cells. And that is the function that we now are focusing on in this program. The aim is to develop drugs that can be used either to restore the activity of tissue stem cells that have become exhausted in trying to repair damaged tissue, or will normalize the behavior of stem cells that are behaving abnormally.

This is more than a theory. We started the process by obtaining proof-of-concept with stem cells from two genetic disorders – nemaline myopathy and infantile neuroxanol dystrophy – not particularly common genetic disorders, but certainly representative of muscular and neurological genetic diseases. In both cases, SBP molecules promoted the growth of stem cells carrying these mutations, as well as inducing their differentiation into more active cells.

From this promising start, we have chosen to focus on the following degenerative conditions. These have been selected either because we have hard evidence of the SBPs providing a benefit, or genistein has been shown to provide a benefit:

•	Infantile neuraxonal dystrophy

•	Facioscapulohumeral dystrophy

•	Myotonic dystrophy

•	San Filippo Syndrome

•	Alzheimer’s Disease.

We have programs running in each case with a wide range of collaborators throughout the world. A significant advantage we bring to this task is that the SBP drug candidates are about to enter the clinic for the treatment of cancer. That clinical experience should prove invaluable in facilitating and expediting the development of therapeutics for these degenerative diseases.

Regenerative Medicine

This is an extension of the Degenerative Diseases program to the extent that we are using the SBP drug technology to stimulate the activity of neural stem cells. The clinical target of this program is the promotion of repair in the brain following trauma or stroke, and in damaged spinal cord and peripheral nerves.

As with the degenerative disease program, this potential is based on hard evidence. Early forms of benzopyrans developed by Novogen have shown a promoting effect on normal brain cells. What we hope to achieve with the SBPs is an even greater stimulatory effect, encouraging the pool of brain stem cells that are held in storage in a certain part of the brain, to emerge and repair brain injury. This study is underway now in animals. If it works, it heralds an entirely new and exciting way to repair brain and nerve injury.

Autoimmune diseases

This is the lowest priority of all four clinical programs. But one still worth pursuing, to the extent that we can.

Autoimmune disease is defined as diseases where the body produces an immune response against self-antigens. Instead of being regarded by the body as ‘self’, these antigens are regarded as ‘foreign’ and are attacked.

Autoimmune disease encompasses diseases such as psoriasis, rheumatoid arthritis, multiple sclerosis and ulcerative colitis. We are focusing on the latter two diseases, for which there is more than passing evidence for some potential effect with our two drug platforms.

Novogen Limited Chief Executive Officer’s report 30 June 2014

This program involves both the SBP and ATM drug technologies.

Studies are commencing and I look forward to reporting on this area of R&D over the next six months.

That is the program in its entirety. I hope this review gives you some sense of the excitement that we feel and our optimism for the future of this Company.

Yours sincerely

Graham Kelly

Chief Executive Officer

3 October 2014

Sydney

Novogen Limited Directors’ report 30 June 2014

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Novogen Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2014.

Directors

The following persons were directors of Novogen Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Graham Kelly

Steven Coffey

John O’Connor

Peter Gunning (appointed on 3 March 2014)

Iain Ross (appointed on 3 March 2014)

Andrew Heaton (resigned on 3 March 2014)

Robert Birch (resigned on 3 March 2014)

Principal activities

During the financial year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development.

Dividends

Dividends paid during the financial year were as follows:

	Consolidated
	2014	2013
	$	$

On 27 November 2012, a dividend was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share.	—	24,774,709

Review of operations

The loss for the consolidated entity after providing for income tax and non-controlling interest amounted to $7,467,319 (30 June 2013: $1,030,852).

The attached financial statements detail the performance and financial position of the consolidated entity for the year ended 30 June 2014.

Cash resources

At 30 June 2014, the consolidated entity had total funds of $2,502,125, comprising cash in hand and at bank of $2,486,405 and short term deposits of $15,720.

Going concern

The financial statements have been prepared on a going concern basis. The directors have considered this to be appropriate. Refer to ‘Going concern’ in note 2 to the financial statements for further details.

Novogen Limited Directors’ report 30 June 2014

Research and development report

The consolidated entity has two drug technology platforms and has made considerable advances over the past 12 months in its objective of bringing both platforms into the clinic.

The super-benzopyran (‘SBP’) technology is proprietary to Novogen, having being acquired through the acquisition of Triaxial Pharmaceuticals Pty Ltd in December 2012.

SBP drugs are distinguished by their ability to kill the full hierarchy of cells within a cancer (cancer stem cells and somatic cancer cells), the first drug candidates to do so. Three lead candidate compounds have been selected for further development:

•	Cantrixil (owned by CanTx Inc, the joint venture company between Novogen and Yale University) is an intra-peritoneal product intended for the treatment of abdominal cancers such as ovarian cancer and pancreatic cancer;

•	Trilexium is intended for the treatment of neural cancers (glioblastoma, neuroblastoma); and

•	Trx-7 is intended for the treatment of prostate cancer.

Both Cantrixil and Trilexium are completing their prescribed formal pre-clinical programs ahead of anticipated entry into Phase 1 clinical studies in mid-2015.

An unexpected extension of the SBP program occurred during the financial year with the serendipitous observation that SBP compounds exerted a regulatory effect over stem cells that went well beyond that of killing cancer stem cells. This regulatory effect included an ability to promote and ‘normalise’ the function of aberrant tissue stem cells from embryos carrying genetic disorders such as neurodegenerative diseases. From this has come an emerging Research and Development (‘R&D’) program known as ‘Operation Jacob Hope’ that is looking at the prospect of developing SBP drug candidates as potential therapies for neurodegenerative diseases such as Alzheimer’s and motor neurone disease, and musculodegenerative diseases such as the range of muscular dystrophies. This also has extended into a regenerative medicine program investigating the ability of the SBP drugs to promote the repair by neural stem cells of damaged brain, spinal cord and peripheral nerve tissue.

The second drug technology platform is the anti-tropomyosins (‘ATMs’). Novogen acquired this technology in 2013 from Genscreen Pty Ltd, another Australian biotech company. The anti-tropomyosins target the cytoskeleton of the cancer cell in a way that when combined with standard chemotherapies such as the taxanes and vinca alkaloids that also target the cytoskeleton, result in comprehensive destruction of the cancer cell’s skeletal structure. The consolidated entity has identified a small library of ATMs that exhibit high anti-cancer potency in both cell culture and in animal models and anticipates being able to identify the lead drug candidate during 3Q14. The clinical indications being pursued with the ATM technology are melanoma, prostate cancer and neuroblastoma.

Significant changes in the state of affairs

The significant changes during the financial year were:

(i)	the acquisition of the ATM drug technology;

(ii)	the establishment of CanTx. Inc, (‘CanTx’);

(iii)	the raising of further funds to continue the consolidated entity’s research and development and operations;

(iv)	the establishment of a partnership with Genea Biocells Pty Limited (‘Genea’); and

(v)	joined the Children’s Oncology Drug Alliance (‘CODA’).

(vi)	the identification of 3 lead super-benzopyran drug candidates.

The acquisition of the ATM drug technology platform has boosted the consolidated entities drug development prospects significantly, as well as providing an important risk reduction strategy.

The establishment of CanTx brings the significant research and clinical resources of Yale University, along with specific expertise in ovarian cancer research, to the task of developing effective treatments for ovarian cancer. This ground-breaking academic-public biotechnology link is designed to greatly expedite the transition of the identified drug candidate, Cantrixil, from the laboratory bench into the clinic.

During the year the consolidated entity raised cash amounting to $5,500,000 with a face value of $6,050,000 by way of issue of four tranches of convertible notes to Hudson Bay, of which $4,645,000 face value was converted into 29,459,432 ordinary shares in the company.

On 2 May 2014, Novogen and Genea announced a partnership to investigate promising new approaches using the consolidated entity’s super-benzopyrans drug technology to the treatment of neurodegenerative and musculodegenerative diseases.

Novogen Limited Directors’ report 30 June 2014

On 5 May 2014, Novogen joins CODA to facilitate development of treatments for childhood cancers using both the super-benzopyran and anti-tropomyosin drug technology platforms.

In June the consolidated entity identified three leading super-benzopyran drug candidates. These were Cantrixil (licensed to CanTx) and intended for the treatment of ovarian cancer, Trilexium, intended for the treatment of primary brain cancer, and Trx-7, intended for the treatment of systemic cancers but prostate cancer in particular.

There were no other significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year

On the 25 July 2014, the consolidated entity named two key contract manufacturing organisations to produce clinical batches of the experimental anti-cancer drug, Cantrixil. The consolidated entity expect to file an Investigational New Drug application for Cantrixil early next year and to advance the compound into the clinic by mid-2015.

Two resolutions passed at the General Meeting held on 13 August 2014 approved the allotment and issue of converted shares together with approval to increase the capital of the company through the issue of up to 80 million new shares and up to 80 million attaching warrants. This will enable the consolidated entity to raise up to approximately $20 million to meet increased working capital needs.

No other matter or circumstance has arisen since 30 June 2014 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Likely developments and expected results of operations

The consolidated entity has a reasonable expectation that over the course of the coming 12 months:

•	that Cantrixil will receive Investigational New Drug status from the United States Food and Drug Administration and be approved by the Yale Cancer Center Institutional Review Board for entry into a Phase 1 study in women with late-stage ovarian cancer that is refractory to standard of care;

•	that Trilexium will receive approval from various Hospital Ethics Review Committees for entry into a Phase 1 study in 2 Australian hospitals in people with glioblastoma multiforme following temozolomide treatment;

•	that Trx-7 will be well advanced in its quest to enter a Phase 1 study in men with late-stage docetaxel-resistant prostate cancer;

•	that the lead ATM drug candidate will have been identified and have completed all required pre-clinical work-up prior to entering a Phase 1 study in 3Q15 in patients either with melanoma or late-stage prostate cancer; and

•	that the consolidated entity will be in a position to know whether or not it has proof-of-concept evidence for the potential utility of its SBP technology in the treatment of a range of degenerative diseases and in regenerative medicine.

Environmental regulation

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

Information on directors

Name:	Prof Graham Kelly
Title:	Executive Chairman and Chief Executive Officer
Qualifications:	B.SC (Hons), B.V.Sc (Hons), D. Phil, Ph.D
Experience and expertise:	Graham is the founder, Chief Executive Officer (‘CEO’) and Chairman of Novogen
Limited. He is also the founding Chairman of NASDAQ-listed MEI Pharma, Inc.
(formerly Marshall Edwards Inc.). Both companies were built on the concept of benzopyran drug technology that emanated from over 25 years in medical cancer research and for which he held all relevant patents. Graham has overseen the design and implementation of thirty-three Phase I and II clinical trials, and a multinational
Phase III trial in conjunction with the US FDA. Graham has been awarded an Adjunct
Professorship by the University of Sydney.
Other current directorships:	None
Former directorships (last 3 years):	Chairman of Triaxial Pharmaceuticals Pty Ltd
Special responsibilities:	None
Interests in shares:	5,715,204 ordinary shares
Interests in options:	None

Novogen Limited Directors’ report 30 June 2014

Name:	Steven Coffey
Title:	Non-Executive Director
Qualifications:	B. Comm., CA
Experience and expertise:	Steven is a chartered accountant, having spent his career in public practice since graduating from University of New South Wales in 1983. He has been a partner in the chartered accounting firm Watkins Coffey Martin since 1993. He is a registered company auditor and audits a number of large private companies as well as a number of not-for-profit entities. He has previously served on the board of an Australian listed public company. He is currently a board member of private family foundation.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Chairman of the Remuneration Committee and member of the Audit Committee
Interests in shares:	89,236 ordinary shares
Interests in options:	None

Name:	John O’Connor
Title:	Non-Executive Director
Qualifications:	BEc, MAICD
Experience and expertise:	John has spent his working life in the financial industry. In this time he has worked both in funds management and as a stockbroker. He has worked in the UK, USA and in Australia. He has held management roles and been a partner in securities businesses. He served on the Board of Lonsec Securities, a Zurich Insurance owned business, for several years. He has been a consultant to several biotech businesses, including Novogen Limited and MEI Pharma, Inc. assisting with fundraising.
Other current directorships:	None
Former directorships (last 3 years):	NuSep Holdings Limited (appointed 10 October 2011, resigned 19 February 2012)
Special responsibilities:	Chairman of the Audit Committee and member of the Risk and Governance
Committee
Interests in shares:	278,601 ordinary shares
Interests in options:	None

Name:	Prof Peter Gunning (appointed on 3 March 2014)
Title:	Non-Executive Director
Qualifications:	B.SC (Hons), Ph.D
Experience and expertise:	Peter Gunning is the Head of the Oncology Research Unit in the School of Medical
Sciences and Associate Dean (Research) in the Faculty of Medicine at the UNSW of
Australia. His research is focused on the development of new therapeutic strategies for the treatment of childhood cancer. These strategies target the skeleton of the cancer cell and build on the principles of cell architecture that Professor Gunning’s group has discovered over the last 20 years. Professor Gunning has published over
100 primary research articles and has recently edited the first book devoted to his field of research. Previous appointments have included leadership roles as Chair of the Division of Research at The Children’s Hospital at Westmead, Chair of the
Westmead Research Hub Executive and Chair, Board of Bio-Link, a company established by the NSW Government to support commercialisation of biomedical intellectual property.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Member of the Risk and Governance Committee and member of the Remuneration
Committee
Interests in shares:	None
Interests in options:	None

Novogen Limited Directors’ report 30 June 2014

Name:	Iain Ross (appointed on 3 March 2014)
Title:	Non-Executive Director
Qualifications:	B.SC (Hons), C.Dir
Experience and expertise:	Iain Ross, based in the UK, is an experienced director on a number of Australian company boards. He is also currently Chairman of Ark Therapeutics Group Plc and a director of a number of other European based technology companies. In his career he has held senior positions at Coms Plc, Sandoz AG, Fisons Plc, Hoffmann-La Roche
AG, and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £300 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over years in cross-border management as a Chairman and
CEO. He has led and participated in four London Stock Exchange (‘LSE’) Initial Public
Offerings, and has direct experience of mergers and acquisitions transactions in
Europe, USA and the Pacific Rim.
Other current directorships:	Benitec Biopharma Limited, Tissue Therapies Limited and Ark Therapeutics Group
Plc (LSE)
Former directorships (last 3 years):	Coms Plc
Special responsibilities:	Chairman of the Risk and Governance Committee, member of the Audit Committee and member of the Remuneration Committee
Interests in shares:	None
Interests in options:	None

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

‘Former directorships (in the last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

Company secretary

Lionel Mateo (BCL, MCL) was appointed Company Secretary on 8 October 2013 replacing Andrew Bursill. Lionel has a Bachelor’s degree in Civil Law and a Master’s Degree in Civil Law, Economics and Business from the University of Aix en Provence, France. Prior to specialising in corporate governance, Lionel worked in Criminal Law. He previously worked for R.M. Williams Agricultural Holdings Pty Ltd, initially as Corporate Governance Officer and then Company Secretary.

Meetings of directors

The number of meetings of the company’s Board of Directors (‘the Board’) and of each Board committee held during the year ended 30 June 2014, and the number of meetings attended by each director were:

			Audit	Audit
	Full Board		Committee	Committee	Remuneration Committee
	Attended	Held	Attended	Held	Attended	Held

Graham Kelly	9	9	1	1	—	—
Steven Coffey	9	9	1	1	3	3
John O’Connor	8	9	1	1	2	2
Peter Gunning	3	3	—	—	—	—
Iain Ross	3	3	—	—	2	2
Andrew Heaton	4	6	—	—	—	—
Robert Birch	5	6	—	—	1	1

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

The Risk and Governance Committee was formed on 14 May 2014 and the first meeting was on 20 August 2014.

Remuneration report (audited)

The remuneration report, which has been audited, outlines the Key Management Personnel (‘KMP’) remuneration arrangements for the consolidated entity, in accordance with the requirements of the Corporations Act 2001 and its Regulations.

Novogen Limited Directors’ report 30 June 2014

KMP are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the group, directly or indirectly.

The remuneration report is set out under the following main headings:

•	Principles used to determine the nature and amount of remuneration

•	Details of remuneration

•	Service agreements

•	Share-based compensation

•	Additional disclosures relating to key management personnel

Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration for directors and senior executives is based on the overall objective of attracting and retaining people of high quality who will make a worthwhile contribution to the consolidated entity. While reference to remuneration levels of other companies of similar size, market capitalisation and standing is taken into consideration, the current Board and its Remuneration Committee believe that at this stage of the consolidated entity’s development, the financial capacity of the consolidated entity is of overriding importance in determining remuneration.

The current Board and its Remuneration Committee is of the view that its limited funds are best directed at the consolidated entity’s research and development (‘R&D’) efforts, while still providing a reasonable level of remuneration to its executives and directors.

Non-executive directors fees

The Constitution of the company and the ASX listing rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by General Meeting. The last determination for the company was at the Annual General Meeting held on 28 October 2005 when the shareholders approved an aggregate remuneration of $560,000.

Non-executive directors’ fees are reviewed periodically by the Board and in due course are expected to be brought into line with those of companies of comparable market capitalisation and stage of development. The remuneration of non-executive directors consists of directors’ fees and committee chairperson fees. Non-executive director fees proposed for the year ending 30 June 2015, amounting to $240,900 in aggregate. The Non-Executive Directors fee structure is a fixed fee model (inclusive of superannuation).

Executive directors and other KMP

The Remuneration Committee in consultation with the executive directors and other senior executives have agreed to continue with their current levels of fixed remuneration that are based on salary alone, which have been in place since the restructuring of the consolidated entity on 6 December 2012. Fixed remuneration is base salary and superannuation. The Board determines an appropriate level of fixed remuneration for the CEO and Group Executives. Fixed remuneration is reviewed annually on anniversary start dates.

Consolidated entity performance and link to remuneration

Remuneration is not directly linked to the performance of the consolidated entity.

Employee share option plan

The company established an Employee Share Option Plan (‘ESOP’) that was approved by shareholders in October 2007 and reinstated by the Board in March 2014. However, considering the current tax implications for the issue of options to employees, the Board has decided to hold off issuing any options to employees until Commonwealth Law is amended to remove the current tax liability with respect to the ESOP.

The ESOP provides for the issue of options to eligible employees being an employee or director of the consolidated entity. The number and timing of options issued under the terms of the ESOP is entirely at the discretion of the Board.

Each option issued under the ESOP entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Securities Exchange for the five days prior to the date of issue. Options generally vest equally over a four-year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and cannot be settled by the company in cash. The ESOP provides that in the event of a change of control of the company or in the event that the company is taken over, outstanding options become exercisable regardless of vesting status.

Novogen Limited Directors’ report 30 June 2014

No options have been issued to any employee during the financial year.

The Remuneration Committee, as a cost-saving measure, is investigating a hybrid scheme in which options could be issued in lieu of salary as a reward for performance. Any change to the ESOP will need to be approved by shareholders.

Use of remuneration consultants

During the financial year ended 30 June 2014, the consolidated entity did not engage remuneration consultants.

Voting and comments made at the company’s 2013 Annual General Meeting (‘AGM’)

At the 2013 AGM 97% of the votes received supported the adoption of the remuneration report for the year ended 30 June 2013. The company did not receive any specific feedback at the AGM regarding its remuneration practices.

Details of remuneration

Amounts of remuneration

Details of the remuneration of the KMP of the consolidated entity are set out in the following tables.

The KMP of the consolidated entity consisted of the following directors of Novogen Limited:

•	Prof Graham Kelly - Chairman

•	Steven Coffey - Non-executive director

•	John O’Connor - Non-executive director

•	Prof Peter Gunning - Non-executive director (appointed on 3 March 2014)

•	Iain Ross - Non-executive director (appointed on 3 March 2014)

•	Dr Andrew Heaton - Non-executive director (resigned on 3 March 3014)

•	Robert Birch - Non-executive director (resigned on 3 March 2014)

And the following persons:

•	Lionel Mateo - Company secretary (appointed on 8 October 2013)

•	Dr Justine Stehn - ATM program director (appointed on 17 February 2014)

•	Dr Stephen Palmer - Degenerative disease program director (appointed on 7 April 2014)

•	Dr David Brown - Chief scientific officer

•	Christine Bruce - Financial controller (appointed on 3 February 2014)

Novogen Limited Directors’ report 30 June 2014

	Short-term benefits			Post- employment benefits	Long-term benefits	Share-based payments
	Cash salary and fees	Other	Non- monetary and termination	Super- annuation	Long service leave	Equity- settled	Total
2014	$	$	$	$	$	$	$

Non-Executive
Directors:
S Coffey	28,642	—	—	25,000	—	—	53,642
J O’Connor	49,100	—	—	4,542	—	—	53,642
Prof P Gunning*	16,782	—	—	1,552	—	—	18,334
I Ross*	18,333	—	—	—	—	—	18,333
R Birch**	30,318	—	—	2,769	—	—	33,087

Executive
Directors:
Prof G Kelly	332,775	—	—	35,000	—	—	367,775

Other Key
Management
Personnel:
L Mateo*	57,475	—	—	5,316	—	—	62,791
J Stehn*	52,500	—	—	4,856	—	—	57,356
S Palmer*	32,846	—	—	3,038	—	—	35,884
D Brown	200,000	—	—	17,212	—	—	217,212
C Bruce*	34,686	—	—	3,208	—	—	37,894
A Heaton***	272,506	6,531	—	6,646	—	—	285,683

	1,125,963	6,531	—	109,139	—	—	1,241,633

*	Remuneration from the date of appointment as KMP
**	Remuneration for the period to resignation as KMP
***	Remuneration for the full year, which includes the period to resignation as a director and the remainder of the year as a KMP. Salary paid in US dollars, but disclosed in Australian dollars using a conversion rate of ..9174

Novogen Limited Directors’ report 30 June 2014

	Short-term benefits			Post- employment benefits	Long-term benefits	Share-based payments
	Cash salary and fees	Bonus	Non- monetary and termination	Super- annuation and salary sacrifice	Long service leave	Equity- settled	Total
2013	$	$	$	$	$	$	$

Non-Executive
Directors:
S Coffey*	18,934	6,000	—	13,997	—	—	38,931
J O’Connor*	45,827	17,500	—	5,700	—	—	69,027
R Birch*	24,514	—	—	2,206	—	—	26,720
L Cann**	15,873	—	—	—	—	—	15,873
C White**	36,776	45,000	30,000	—	—	—	111,776
W Reuckert**	48,970	75,000	89,660	—	—	—	213,630
B Williams**	21,164	—	—	—	—	—	21,164
C Baltic**	15,873	—	—	—	—	—	15,873
J Austin**	23,200	45,000	30,000	—	—	—	98,200
R Youngman**	9,330	55,000	—	5,790	—	—	70,120

Executive
Directors:
Prof G Kelly*	118,065	—	—	25,000	—	—	143,065
A Heaton*	103,492	—	—	13,413	—	—	116,905

Other Key
Management
Personnel:
D Brown*	31,304	—	—	2,817	—	—	34,121
M Hinze**	72,544	75,000	66,058	22,274	225,144	—	461,020
D Gold**	186,788	169,311	8,596	—	7,292	408,846	780,833
T Zech**	110,228	48,100	9,579	—	9,146	29,581	206,634

	882,882	535,911	233,893	91,197	241,582	438,427	2,423,892

*	Remuneration from the date of appointment as KMP
**	Remuneration for the period to resignation as KMP

The proportion of the cash bonus paid/payable or forfeited is as follows:

	Cash bonus paid/payable		Cash bonus forfeited
Name	2014	2013	2014	2013

Other Key Management Personnel:
D P Gold	—%	100%	—%	—%
T M Zech	—%	100%	—%	—%

Service agreements

It is the Remuneration Committee policy that employment contracts are entered into with each of the executives who are considered to be KMP. Under the terms of the contracts, remuneration is reviewed at least annually (or more often at the discretion of the Remuneration Committee). The employment contracts can be terminated by either party by giving six months’ notice in accordance with the terms of their contract or in the case of the company by making a payment in lieu of six months’ notice to the employee. In the event of the company terminating without cause, under the terms of the contract the amount payable on termination is equal to six months remuneration, in addition to any amount payable in lieu of notice. The company may terminate the contracts at any time without cause if serious misconduct has occurred. In the event that employment is terminated for cause, no severance pay or other benefits are payable by the company.

Novogen Limited Directors’ report 30 June 2014

Remuneration in current employment contracts is salary only, with no additional benefits including cash bonuses or share options.

Share-based compensation

Issue of shares

There were no shares issued to directors and other key management personnel as part of compensation during the year ended 30 June 2014.

Options

There were no options over ordinary shares issued to directors and other key management personnel as part of compensation that were outstanding as at 30 June 2014.

There were no options over ordinary shares granted to, or vested in, directors and other key management personnel as part of compensation during the year ended 30 June 2014.

Values of options over ordinary shares granted, exercised and lapsed for directors and other key management personnel as part of compensation during the year ended 30 June 2014 are set out below:

	Value of	Value of	Value of	Remuneration
	options	options	options	consisting of
	granted	exercised	lapsed	options
	during the	during the	during the	for the
	year	year	year	year
Name	$	$	$	%

J O’Connor	—	—	23,990	—%

Additional disclosures relating to key management personnel

In accordance with Class Order 14/632, issued by the Australian Securities and Investments Commission, relating to ‘Key management personnel equity instrument disclosures’, the following disclosures relate only to equity instruments in the Company or its subsidiaries.

Shareholding

The number of shares in the company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Additions	Disposals/ other*	Balance at the end of the year
Ordinary shares
G Kelly	5,715,204	—	—	—	5,715,204
S Coffey	89,236	—	—	—	89,236
J O’Connor	278,601	—	—	—	278,601
R Birch	1,497,136	—	102,864	—	1,600,000
A Heaton	7,600,400	—	—	(938,264)	6,662,136
D Brown	3,497,795	—	—	—	3,497,795

	18,678,372	—	102,864	(938,264)	17,842,972

*	Disposals/other may represent no longer being designated as a KMP, not necessarily a disposal of holding.

Novogen Limited Directors’ report 30 June 2014

Option holding

The number of options over ordinary shares in the company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year
Options over ordinary shares
J O’Connor	45,644	—	—	(45,644)	—

	45,644	—	—	(45,644)	—

This concludes the remuneration report, which has been audited.

Shares under option

There were no unissued ordinary shares of Novogen Limited under option outstanding at the date of this report.

Shares issued on the exercise of options

There were no ordinary shares of Novogen Limited issued on the exercise of options during the year ended 30 June 2014 and up to the date of this report.

Indemnity and insurance of officers

The company has not indemnified the directors and executives of the company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the company paid a premium in respect of a contract to insure the directors and executives of the company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of liability and the amount of the premium.

Indemnity and insurance of auditor

The company has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the company or any related entity against a liability incurred by the auditor.

During the financial year, the company has not paid a premium in respect of a contract to insure the auditor of the company or any related entity.

Proceedings on behalf of the company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

Non-audit services

Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 29 to the financial statements.

The directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor’s behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are of the opinion that the services as disclosed in note 29 to the financial statements do not compromise the external auditor’s independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; and

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor’s own work, acting in a management or decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risks and rewards.

Officers of the company who are former audit partners of Grant Thornton Audit Pty Ltd

There are no officers of the company who are former audit partners of Grant Thornton Audit Pty Ltd.

Novogen Limited Directors’ report 30 June 2014

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

Auditor

Grant Thornton Audit Pty Ltd continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the directors

Graham Kelly Chairman

28 August 2014 Sydney

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Novogen Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Novogen Limited for the year ended 30 June 2014, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

N J Bradley
Partner - Audit & Assurance

Sydney, 28 August 2014

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

Novogen Limited Corporate governance statement 30 June 2014

The Board of Directors (the ‘Board’) of Novogen Limited (the ‘company’) is responsible for the corporate governance of the company and its subsidiaries (the ‘consolidated entity’). The Board guides and monitors the business and affairs of the company on behalf of the shareholders by whom they are elected and to whom they are accountable.

The table below summarises the company’s compliance with the ASX Corporate Governance Council’s Principles and Recommendations (2nd Edition), in accordance with ASX Listing Rule 4.10.3.

Principle 1 - Lay solid foundations for management and oversight

The Board is responsible for the overall corporate governance of the company.	Complies.

The Board has adopted a Board Charter (‘Charter’) that formalises its roles and responsibilities and defines the matters that are reserved for the Board and specific matters that are delegated to senior executives. The Charter includes the performance evaluation process and has been disclosed on the company’s website.

The Board has adopted a Delegations of Authority that sets limits of authority for senior executives.
On appointment of a director, the company issues a letter of appointment setting out the terms and conditions of appointment to the Board.

The induction procedure for new senior executives consists of half-day training for existing employees and a full-day for new hirers as well as a company procedures manual. The induction day covers the background of the company; the industry in which it operates; the key strategies, operations and risk management policies; and the respective roles and responsibilities of the Board and senior executives.

Senior executives prepare strategic objectives that are reviewed and signed off by the
Board. These objectives must then be met by senior executives as part of their key performance targets. The Chief Executive Officer (‘CEO’) then reviews the performance of the senior executives against those objectives. The Board reviews the CEO’s compliance against his and the company’s objectives. These reviews occur annually.
The Board conducted a performance evaluation for senior executives for the financial year ended 30 June 2014 in accordance with the process above.

Principle 2 - Structure the Board to add value

The majority of the Board’s directors are independent.

•   John O’Connor is an independent Non-Executive Director

•   Prof Peter Gunning is an independent Non-Executive Director

•   Iain Ross is an independent Non-Executive Director

•   Steven Coffey is a Non-Executive Director

•   Prof Graham Kelly is an Executive Director, Chairman and Chief Executive Officer

A director is considered independent when that director substantially satisfies the test for independence as set out in the ASX Corporate Governance Recommendations.

Members of the Board are able to take independent professional advice at the expense of the company.

Prior to each Board meeting, or more frequently if required, non-executive directors are able discuss matters without management present.

The Board has undertaken a review of the mix of skills and experience of the Board in light of the company’s principal activities and direction, and has considered diversity in succession planning. The Board considers the current mix of skills and experience of members of the Board and its senior management is sufficient to meet the requirements of the company.

Complies, except for the requirement for the chair and chief executive officer to be separate individuals, as both roles are undertaken by Prof Graham Kelly

Novogen Limited Corporate governance statement 30 June 2014

The Board supports the nomination and re-election of the directors at the company’s Annual General Meeting.
The company conducts the process for evaluating the performance of the Board, its committees and individual directors as outlined in the Board Charter which is available on the company’s website.

The company has established a Remuneration Committee, which performs the role of the Nomination Committee, under the direction of the Board. The Remuneration Committee operates under a separate Remuneration Committee Charter, available on the company’s website.

Principle 3 - Promote ethical and responsible decision making

The Board has adopted a Code of Business Conduct and Ethics. The Code establishes a clear set of values that emphasise a culture encompassing strong corporate governance, sound business practices and good ethical conduct. The Code confirms the company’s belief in treating all individuals with respect and recognises that different skills and diversity are essential to enrich the company’s perspective, improve corporate performance, increase shareholder value and maximise the achievement and goals of the company. The Code of Business Conduct and Ethics is available on the company’s website.	Due to the current size of the company a Diversity Policy has not yet been established.

The Board recognises the value and importance of diversity, including with respect to gender, ethnicity, geographical location, personal attributes and age. However, due to the current size of the company, a Diversity Policy and measureable objectives for achieving gender diversity have not been established. The Board will seek to establish a Diversity Policy as the company grows.

The proportion of women employees in the consolidated entity as at 30 June 2014 are as follows:

Women on the Board	0%

Women in senior executive positions	33%

Women in the organisation	50%

Principle 4 - Safeguard integrity in financial reporting

The Board has established an Audit Committee which operates under an Audit Committee Charter to focus on issues relevant to the integrity of the company’s financial reporting.	Complies.

The Audit Committee Charter, and information on procedures for the selection and appointment of the external auditor, and for the rotation of the external audit engagement partner, which is determined by the Audit Committee, is available on the company’s website.

The members of the Audit Committee are appointed by the Board and recommendations from the committee are presented to the Board for further discussion and resolution.
Members of the Audit Committee are John O’Connor (Chair), Steven Coffey and Iain Ross who are Non-Executive Directors and are not chair of the Board.
The Audit Committee meets as required. The number of meetings held by the Audit Committee is disclosed in the directors’ report.

Novogen Limited Corporate governance statement 30 June 2014

Principle 5 - Make timely and balanced disclosure

The company has adopted a Continuous Disclosure Policy, to ensure that it complies with the continuous disclosure regime under the ASX Listing Rules and the Corporations Act 2001. This policy is available on the company’s website, however as it is currently under review it is temporarily unavailable online.	Complies.

Principle 6 - Respect the rights of shareholders

The company uses its website (www.novogen.com), annual and interim financial reports, market announcements, media disclosures and webcasting to communicate with its shareholders, as well as encourages participation at general meetings.	Complies.

Principle 7 - Recognise and manage risk

The Board has established a Risk and Governance Committee which operates under a Risk and Governance Committee Charter to focus managing risk and review, discuss and approve the corporate governance policies. However, the ultimate responsibility for risk oversight and risk management rests with the Board. The Risk and Governance Committee Charter is available on the company’s website.	Complies.
The members of the Risk and Governance Committee are appointed by the Board and recommendations from the committee are presented to the Board for further discussion and resolution.
Members of the Risk and Governance Committee are Iain Ross (Chair), John O’Connor and Prof Peter Gunning who are Non-Executive Directors and are not chair of the Board.

The company has identified key risks within the business. In the ordinary course of business, management monitor and manage these risks. Key operational and financial risks are presented to and reviewed by the Board at each Board meeting.

The Board has received a statement from the Chief Executive Officer and the Financial Controller, acting Chief Financial Officer, that the declaration provided in accordance with section 295A of the Corporations Act 2001 is founded on a sound system of risk management and internal control and that the system is operating efficiently and effectively in all material respects in relation to the financial reporting risks.

Principle 8 - Remunerate fairly and responsibly

The Board has established a Remuneration Committee and has adopted a Remuneration Committee Charter. This Charter is available on the company’s website.

Members of the Remuneration Committee are Steven Coffey (Chair), Prof Peter Gunning and Iain Ross who are Non-Executive Directors.

Complies.

The company complies with the guidelines for executive remuneration packages and Non-Executive Director remuneration. The remuneration structure has been disclosed in the remuneration report, contained within the directors’ report.

No senior executive is involved directly in deciding his or her own remuneration.
The company does not have any schemes for retirement benefits other than superannuation for Non-Executive Directors.

Novogen Limited Corporate governance statement 30 June 2014

Novogen Limited’s corporate governance practices were in place for the financial year ended 30 June 2014 and to the date of signing the directors’ report.

Various corporate governance practices are discussed within this statement. For further information on corporate governance policies adopted by Novogen Limited, refer to our website: www.novogen.com

Board functions

The role of the Board is as follows:

•	representing and serving the interests of shareholders by overseeing and appraising the strategies, policies and performance of the company. This includes overviewing the financial and human resources the company has in place to meet its objectives and the review of management performance;

•	protecting and optimising company performance and building sustainable value for shareholders in accordance with any duties and obligations imposed on the Board by law and the company’s constitution and within a framework of prudent and effective controls that enable risk to be assessed and managed;

•	responsible for the overall Corporate Governance of Novogen Limited and its controlled entities, including monitoring the strategic direction of the company and those entities, formulating goals for management and monitoring the achievement of those goals;

•	setting, reviewing and ensuring compliance with the company’s values (including the establishment and observance of high ethical standards); and

•	ensuring shareholders are kept informed of the company’s performance and major developments affecting its state of affairs.

Responsibilities/functions of the Board include:

•	selecting, appointing and evaluating from time to time the performance of, determining the remuneration of, and planning for the successor of, the CEO;

•	reviewing procedures in place for appointment of senior management and monitoring of its performance, and for succession planning. This includes ratifying the appointment and the removal of the Chief Financial Officer and the Company Secretary;

•	overseeing the company, including its control and accountability systems;

•	input into and final approval of management development of corporate strategy, including setting performance objectives and approving operating budgets;

•	reviewing and guiding systems of risk management and internal control and ethical and legal compliance. This includes reviewing procedures in place to identify the main risks associated with the company’s businesses and the implementation of appropriate systems to manage these risks;

•	overseeing and monitoring compliance with the Code of Conduct and Diversity Policy;

•	monitoring corporate performance and implementation of strategy and policy;

•	approving major capital expenditure, acquisitions and divestitures, and monitoring capital management;

•	monitoring and reviewing management processes in place aimed at ensuring the integrity of financial and other reporting;

•	monitoring and reviewing policies and processes in place relating to occupational health and safety, compliance with laws, and the maintenance of high ethical standards; and

•	performing such other functions as are prescribed by law or are assigned to the Board.

In carrying out its responsibilities and functions, the Board may delegate any of its powers to a Board committee, a director, employee or other person subject to ultimate responsibility of the directors under the Corporations Act 2001.

Matters which are specifically reserved for the Board or its committees include the following:

•	appointment of a Chair;

•	appointment and removal of the CEO;

•	appointment of directors to fill a vacancy or as additional directors;

•	establishment of Board committees, their membership and delegated authorities;

•	approval of dividends;

•	development and review of corporate governance principles and policies;

•	approval of major capital expenditure, acquisitions and divestitures in excess of authority levels delegated to management;

•	calling of meetings of shareholders; and

•	any other specific matters nominated by the Board from time to time.

Novogen Limited Corporate governance statement 30 June 2014

Structure of the Board

The company’s constitution governs the regulation of meetings and proceedings of the Board. The Board determines its size and composition, subject to the terms of the constitution. The Board does not believe that it should establish a limit on tenure other than stipulated in the company’s Constitution.

While tenure limits can help to ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight in the company and its operation and, therefore, an increasing contribution to the Board as a whole. It is intended that the Board should comprise a majority of independent non-executive directors and comprise directors with a broad range of skills, expertise and experience from a diverse range of backgrounds, including compliance with the Diversity Policy. The Board regularly reviews the independence of each director in light of the interests disclosed to the Board. Due to the current size of the company, it is not practical for the chair to be an independent non-executive director.

The Board only considers directors to be independent where they are independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to interfere with, the exercise of their unfettered and independent judgment. The Board has adopted a definition of independence based on that set out in Principle 2 of the ASX Corporate Governance Principles and Recommendations (2nd edition). The Board will review the independence of each director in light of interests disclosed to the Board from time to time. In accordance with the definition of independence above, and the materiality thresholds set, the following directors of Novogen Limited are considered to be independent:

Name	Position

John O’Connor	Non-Executive Director

Prof Peter Gunning	Non-Executive Director

Iain Ross	Non-Executive Director

There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the company’s expense.

The appointment date of each director in office at the date of this report is as follows:

Name	Position	Appointment Date

Prof Graham Kelly	Chief Executive Officer, Chairman	Appointed 7 December 2012

Steven Coffey	Non-Executive Director	Appointed 8 November 2012

John O’Connor	Non-Executive Director	Appointed 25 May 2012

Prof Peter Gunning	Non-Executive Director	Appointed 3 March 2014

Iain Ross	Non-Executive Director	Appointed 3 March 2014

Further details on each director can be found in the directors’ report.

Securities trading policy

Under the company’s Guidelines for Dealing in Securities Policy, directors, officers and employees of the company should not trade in the company’s securities when he or she is in possession of price sensitive information that is not generally available to the market.

Directors and senior management are likely to be in possession of unpublished price sensitive information concerning the company by virtue of their position within the company. Therefore those persons are restricted from dealing in the company’s securities in the thirty day period immediately preceding the release of price sensitive information to the ASX (Non-Trading Period).

In addition, directors, officers and employees can only deal in the company’s securities after having first obtained clearance from the company, and must notify the Company Secretary when a trade has occurred.

Novogen Limited Corporate governance statement 30 June 2014

Executive Officers and directors are not permitted to buy or sell Novogen shares except within the following periods:

•	a period of one month after the half year announcements to the Australian Securities Exchange;

•	a period of one month after the full year announcements;

•	a period of one month after the Annual General Meeting of shareholders, or

•	with prior approval of the Managing Director or the Board.

Executive Officers need to seek the approval of the Managing Director in all cases and directors need to seek the approval of the Chairman of the Board or the Managing Director, prior to any commitment being made.

Any of the windows of opportunity may be closed from time to time and Executive Officers and directors will be expected to observe the prohibitions on the buying and selling that would then occur.

As required by the ASX Listing Rules, the company notifies the ASX of any transaction conducted by directors in the securities of the company within five days of the transaction taking place.

This Policy does not restrict a purchase of securities under the company’s Employees Share Option Plan (‘ESOP’).

The Policy is currently under review and will be available on the company’s website again once the Board has approved it.

Audit Committee

The Board has established an Audit Committee which operates under a Charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated responsibility for establishing and maintaining a framework of internal control and ethical standards to the Audit Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

For details on the number of meetings of the Audit Committee held during the year and the attendees at those meetings, refer to the directors’ report.

Risk and Governance Committee

The Board has established a Risk and Governance Committee which operates under a Charter approved by the Board. The company identifies areas of risk within the company and management and the Board continuously undertake a risk assessment of the company’s operations, procedures and processes. The risk assessment is aimed at identifying the following:

•	a culture of risk control and the minimisation of risk throughout the company, which is being done through natural or instinctive process by employees of the company;

•	a culture of risk control that can easily identify risks as they arise and amend practices;

•	the installation of practices and procedures in all areas of the business that are designed to minimise an event or incident that could have a financial or other effect on the business and its day to day management; and

•	adoption of these practices and procedures to minimise many of the standard commercial risks, i.e. taking out the appropriate insurance policies or ensuring compliance reporting is up to date.

The Risk and Governance Committee was formed on 14 May 2014 and no meetings were held during the year. Prior to the formation of the Risk and Governance Committee responsibility for the oversight of risk was part of the Audit Committee’s responsibilities.

Novogen Limited Corporate governance statement 30 June 2014

CEO and CFO certification

The Chief Executive Officer and the Financial Controller, acting Chief Financial Officer have given a written declaration to the Board required by section 295A of the Corporations Act 2001 that in their view:

•	the company’s financial report is founded on a sound system of risk management and internal compliance and control which implements the financial policies adopted by the Board;

•	the company’s risk management and internal compliance and control system is operating effectively in all material respects;

•	the company’s financial statements and notes thereto comply with the accounting standards; and

•	the company’s financial statements and notes thereto give a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the financial year ended on that date.

Performance

The performance of the Board and key executives is reviewed regularly using both measurable and qualitative indicators.

On an annual basis, directors will provide written feedback in relation to the performance of the Board and its Committees against a set of agreed criteria:

•	each Committee of the Board will also be required to provide feedback in terms of a review of its own performance.

•	feedback will be collected by the chair of the Board, or an external facilitator, and discussed by the Board, with consideration being given as to whether any steps should be taken to improve performance of the Board or its Committees.

•	the Chief Executive Officer will also provide feedback from senior management in connection with any issues that may be relevant in the context of Board performance review.

•	where appropriate to facilitate the review process, assistance may be obtained from third party advisers.

Remuneration Committee

It is the company’s objective to provide maximum shareholder benefit from the retention of a high quality Board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Board, in assuming the responsibilities of assessing remuneration to employees, links the nature and amount of executive directors’ and officers’ remuneration to the company and consolidated entity’s financial and operational performance. The expected outcomes of the remuneration structure are:

•	retention and motivation of key executives;

•	attraction of high quality management to the company and consolidated entity; and

•	performance incentives that allow executives to share in the success of Novogen Limited.

For a more comprehensive explanation of the consolidated entity’s remuneration framework and the remuneration received by directors and key executives in the current period, please refer to the remuneration report, contained within the directors’ report.

There is no scheme to provide retirement benefits to executive or non-executive directors, except for the Government Superannuation Guarantee.

The Remuneration Committee is responsible for determining and reviewing compensation arrangements for the directors themselves and the Chief Executive Officer and executive team.

Corporate social responsibility

The company has embraced responsibility for the company’s actions and encourages a positive impact through its activities on the environment, employees, communities and stakeholders.

Novogen Limited Statement of profit or loss and other comprehensive income For the year ended 30 June 2014

		Consolidated
	Note	2014	2013
		$	$

Revenue from continuing operations	5	86,686	1,111,936

Other income	6	341,985	618,385

Expenses
Research and development expense		(2,475,827)	(256,412)
General and administrative expense		(4,267,144)	(2,850,414)
Net fair value loss on convertible note derivative		(539,901)	—
Finance costs	7	(714,524)	(131,696)

Loss before income tax expense from continuing operations		(7,568,725)	(1,508,201)

Income tax expense	8	—	—

Loss after income tax expense from continuing operations		(7,568,725)	(1,508,201)

Profit after income tax (expense)/benefit from discontinued operations	9	—	723,641

Loss after income tax expense for the year		(7,568,725)	(784,560)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Loss on the revaluation of available-for-sale financial assets, net of tax		(11,400)	—
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		28,274	3,967,912

Other comprehensive income for the year, net of tax		16,874	3,967,912

Total comprehensive income for the year		(7,551,851)	3,183,352

Loss for the year is attributable to:
Non-controlling interest		(101,406)	246,292
Owners of Novogen Limited	23	(7,467,319)	(1,030,852)

		(7,568,725)	(784,560)

Total comprehensive income for the year is attributable to:
Continuing operations		(98,759)	—
Discontinuing operations		—	1,508,965

Non-controlling interest		(98,759)	1,508,965

Continuing operations		(7,453,092)	(1,508,201)
Discontinuing operations		—	3,182,588

Owners of Novogen Limited		(7,453,092)	1,674,387

		(7,551,851)	3,183,352

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Novogen Limited Statement of profit or loss and other comprehensive income For the year ended 30 June 2014

		Consolidated
	Note	2014	2013
		$	$
		Cents	Cents

Earnings per share for loss from continuing operations attributable to the owners of Novogen Limited
Basic earnings per share	38	(4.76)	(1.32)
Diluted earnings per share	38	(4.76)	(1.32)

Earnings per share for profit from discontinued operations attributable to the owners of Novogen Limited
Basic earnings per share	38	—	0.42
Diluted earnings per share	38	—	0.42

Earnings per share for loss attributable to the owners of Novogen Limited
Basic earnings per share	38	(4.76)	(0.90)
Diluted earnings per share	38	(4.76)	(0.90)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Novogen Limited Statement of financial position As at 30 June 2014

		Consolidated
	Note	2014	2013
		$	$

Assets

Current assets
Cash and cash equivalents	10	2,502,125	2,738,435
Trade and other receivables	11	65,969	409,477
Income tax refund due	12	2,654	—
Other	13	67,277	—

Total current assets		2,638,025	3,147,912

Non-current assets
Available-for-sale financial assets	14	47,227	58,627
Property, plant and equipment	15	13,627	11,333
Intangibles	16	1,960,218	2,530,322

Total non-current assets		2,021,072	2,600,282

Total assets		4,659,097	5,748,194

Liabilities

Current liabilities
Trade and other payables	17	258,759	264,693
Borrowings	18	2,707,189	1,415,595
Derivative financial instruments	19	173,225	—
Provisions	20	107,890	27,104

Total current liabilities		3,247,063	1,707,392

Total liabilities		3,247,063	1,707,392

Net assets		1,412,034	4,040,802

Equity
Contributed equity	21	142,585,975	137,662,915
Reserves	22	230,328	216,101
Accumulated losses	23	(141,305,533)	(133,838,214)

Equity attributable to the owners of Novogen Limited		1,510,770	4,040,802
Non-controlling interest	24	(98,736)	—

Total equity		1,412,034	4,040,802

The above statement of financial position should be read in conjunction with the accompanying notes

Novogen Limited Statement of changes in equity For the year ended 30 June 2014

	Contributed equity $	Reserves $	Accumulated losses $	Non- controlling interest $	Total equity $
Consolidated
Balance at 1 July 2012	199,026,306	(3,849,563)	(191,700,929)	1,637,257	5,113,071

Profit/(loss) after income tax expense for the year	—	—	(1,030,852)	246,292	(784,560)
Other comprehensive income for the year, net of tax	—	2,705,239	—	1,262,673	3,967,912

Total comprehensive income for the year	—	2,705,239	(1,030,852)	1,508,965	3,183,352

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 21)	3,012,745	—	—	—	3,012,745
Issue of shares on acquisition	1,386,000	—	—	—	1,386,000
De-recognition of non-controlling interest	—	—	—	(1,637,257)	(1,637,257)
Recognition of equity component of compound financial instrument	—	216,101	—	—	216,101
Movement in disposal of subsidiary	(65,762,136)	1,144,324	83,668,276	(1,508,965)	17,541,499
Dividends paid (note 25)	—	—	(24,774,709)	—	(24,774,709)

Balance at 30 June 2013	137,662,915	216,101	(133,838,214)	—	4,040,802

	Contributed equity $	Reserves $	Accumulated losses $	Non- controlling interest $	Total equity $
Consolidated
Balance at 1 July 2013	137,662,915	216,101	(133,838,214)	—	4,040,802

Loss after income tax expense for the year	—	—	(7,467,319)	(101,406)	(7,568,725)
Other comprehensive income for the year, net of tax	—	14,227	—	2,647	16,874

Total comprehensive income for the year	—	14,227	(7,467,319)	(98,759)	(7,551,851)

Transactions with owners in their capacity as owners:
Issue of shares	4,923,060	—	—	23	4,923,083

Balance at 30 June 2014	142,585,975	230,328	(141,305,533)	(98,736)	1,412,034

The above statement of changes in equity should be read in conjunction with the accompanying notes

Novogen Limited Statement of cash flows For the year ended 30 June 2014

		Consolidated
		2014 $	2013 $

Cash flows from operating activities
Loss before income tax expense for the year		(7,568,725)	(784,560)

Adjustments for:
Depreciation and amortisation		572,139	336,181
Write off of property, plant and equipment		22,647	7,969
Share-based payments		—	401,550
Foreign exchange differences		28,274	62,559
Gain on capital reduction - in specie distribution		—	(4,996,331)
Net gain on disposal of business/subsidiary		—	(462,354)
Net gain on disposal of Glucan Technology		—	(150,000)
Net fair value loss on convertible note derivative		539,901	—
Imputed interest on convertible note		223,061	131,696

		(6,182,703)	(5,453,290)

Change in operating assets and liabilities:
Decrease in trade and other receivables		343,508	34,450
Increase in income tax refund due		(2,654)	—
Decrease/(increase) in prepayments		(67,277)	205,666
Decrease in trade and other payables		(54,219)	(3,410,334)
Increase in derivative liabilities		173,225	—
Increase/(decrease) in other provisions		80,786	(170,226)

		(5,709,334)	(8,793,734)

Net cash used in operating activities		(5,709,334)	(8,793,734)

Cash flows from investing activities
Payment for purchase of business, net of cash acquired	34	—	31,667
Payments for property, plant and equipment	15	(26,976)	(10,151)
Proceeds from sale of intellectual property		—	150,000

Net cash from/(used in) investing activities		(26,976)	171,516

Cash flows from financing activities
Proceeds from issue of shares		—	3,169,835
Proceeds from borrowings		5,500,000	—
Share issue transaction costs		—	(157,090)

Net cash from financing activities		5,500,000	3,012,745

Net decrease in cash and cash equivalents		(236,310)	(5,609,473)
Cash and cash equivalents at the beginning of the financial year		2,738,435	8,347,908

Cash and cash equivalents at the end of the financial year	10	2,502,125	2,738,435

The above statement of cash flows should be read in conjunction with the accompanying notes

Novogen Limited Notes to the financial statements 30 June 2014

Note 1.	General information

The financial statements cover Novogen Limited as a consolidated entity consisting of Novogen Limited and its subsidiaries. The financial statements are presented in Australian dollars, which is Novogen Limited’s functional and presentation currency.

Novogen Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 1

16-20 Edgeworth David Avenue

Hornsby NSW 2077

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 28 August 2014. The directors have the power to amend and reissue the financial statements.

Note 2.	Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Any significant impact on the accounting policies of the consolidated entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

The following Accounting Standards and Interpretations are most relevant to the consolidated entity:

AASB 10 Consolidated Financial Statements

The consolidated entity has applied AASB 10 from 1 July 2013, which has a new definition of ‘control’. Control exists when the reporting entity is exposed, or has the rights, to variable returns from its involvement with another entity and has the ability to affect those returns through its ‘power’ over that other entity. A reporting entity has power when it has rights that give it the current ability to direct the activities that significantly affect the investee’s returns. The consolidated entity not only has to consider its holdings and rights but also the holdings and rights of other shareholders in order to determine whether it has the necessary power for consolidation purposes.

AASB 11 Joint Arrangements

The consolidated entity has applied AASB 11 from 1 July 2013. The standard defines which entities qualify as joint arrangements and removes the option to account for joint ventures using proportional consolidation. Joint ventures, where the parties to the agreement have the rights to the net assets are accounted for using the equity method. Joint operations, where the parties to the agreements have the rights to the assets and obligations for the liabilities, will account for its share of the assets, liabilities, revenues and expenses separately under the appropriate classifications.

AASB 12 Disclosure of Interests in Other Entities

The consolidated entity has applied AASB 12 from 1 July 2013. The standard contains the entire disclosure requirement associated with other entities, being subsidiaries, associates, joint arrangements (joint operations and joint ventures) and unconsolidated structured entities. The disclosure requirements have been significantly enhanced when compared to the disclosures previously located in AASB 127 ‘Consolidated and Separate Financial Statements’, AASB 128 ‘Investments in Associates’, AASB 131 ‘Interests in Joint Ventures’ and Interpretation 112 ‘Consolidation - Special Purpose Entities’.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

The consolidated entity has applied AASB 13 and its consequential amendments from 1 July 2013. The standard provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the ‘exit price’ and provides guidance on measuring fair value when a market becomes less active. The ‘highest and best use’ approach is used to measure non-financial assets whereas liabilities are based on transfer value. The standard requires increased disclosures where fair value is used.

AASB 119 Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011)

The consolidated entity has applied AASB 119 and its consequential amendments from 1 July 2013. The standard changed the definition of short-term employee benefits, from ‘due to’ to ‘expected to’ be settled within 12 months. Annual leave that is not expected to be wholly settled within 12 months is now discounted allowing for expected salary levels in the future period when the leave is expected to be taken.

AASB 127 Separate Financial Statements (Revised), AASB 128 Investments in Associates and Joint Ventures (Reissued) and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

The consolidated entity has applied AASB 127, AASB 128 and AASB 2011-7 from 1 July 2013. AASB 127 and AASB 128 have been modified to remove specific guidance that is now contained in AASB 10, AASB 11 and AASB 12 and AASB 2011-7 makes numerous consequential changes to a range of Australian Accounting Standards and Interpretations. AASB 128 has also been amended to include the application of the equity method to investments in joint ventures.

AASB 2012-2 Amendments to Australian Accounting Standards - Disclosures - Offsetting Financial Assets and Financial Liabilities

The consolidated entity has applied AASB 2012-2 from 1 July 2013. The amendments enhance AASB 7 ‘Financial Instruments: Disclosures’ and requires disclosure of information about rights of set-off and related arrangements, such as collateral agreements. The amendments apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement.

AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle

The consolidated entity has applied AASB 2012-5 from 1 July 2013. The amendments affect five Australian Accounting Standards as follows: Confirmation that repeat application of AASB 1 ‘First-time Adoption of Australian Accounting Standards’ is permitted; Clarification of borrowing cost exemption in AASB 1; Clarification of the comparative information requirements when an entity provides an optional third column or is required to present a third statement of financial position in accordance with AASB 101 ‘Presentation of Financial Statements’; Clarification that servicing of equipment is covered by AASB 116 ‘Property, Plant and Equipment’, if such equipment is used for more than one period; clarification that the tax effect of distributions to holders of equity instruments and equity transaction costs in AASB 132 ‘Financial Instruments: Presentation’ should be accounted for in accordance with AASB 112 ‘Income Taxes’; and clarification of the financial reporting requirements in AASB 134 ‘Interim Financial Reporting’ and the disclosure requirements of segment assets and liabilities.

AASB 2012-10 Amendments to Australian Accounting Standards - Transition Guidance and Other Amendments

The consolidated entity has applied AASB 2012-10 amendments from 1 July 2013, which amends AASB 10 and related standards for the transition guidance relevant to the initial application of those standards. The amendments clarify the circumstances in which adjustments to an entity’s previous accounting for its involvement with other entities are required and the timing of such adjustments.

Going concern

The consolidated entity incurred a loss after income tax of $7,568,725 (2013: $784,560), was in a net current liability position of $609,038 (2013: net asset position of $1,440,520) and had net cash outflows from operating activities of $5,709,334 (2013: $8,793,734) for the year ended 30 June 2014.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with development companies, the ability of the consolidated entity to continue its development activities as a going concern including paying its debts as and when due, is dependent upon it deriving sufficient cash from investors and revenues.

As at 30 June 2014 the consolidated entity had cash in hand and at bank of $2,486,405.

The directors have assessed that the repurchase of the Triaxial convertible note will not be required for a number of years given the current pace of development. It is highly likely that the trigger event will occur in more than 12 months from the end of August. Furthermore, the convertible note is expected to be converted to shares.

The business of the consolidated entity is drug discovery based on research and development. The extent of this activity is dependent directly on the level of available funds and on the capacity to continue to raise further funds as the Research and Development (‘R&D’) activity proceeds.

The currently available funds would not allow any R&D activity beyond a maintenance level.

In June 2014, the Board adopted a strategy intended to provide the consolidated entity with sufficient funding for the foreseeable future and to sustain the consolidated entity as a going concern. The strategy was to raise capital in several tranches through the placement of new securities to underwrite Company plans for an active R&D program, with the goal of bringing at least 2 and possibly a third new drug into clinical testing by the end of 2015.

The first part of that strategy was to gain shareholder approval to issue new securities. That was achieved on 13 August 2014 with shareholders approving two resolutions.

The first resolution was the restoration of the 25% discretionary headroom available to the Board. The Board now has the ability to issue new securities up to the value of 25% of its capital structure.

The second resolution granted the Board approval to issue up to 80 million new securities and 80 million warrants. That approval is valid until 13 November 2014.

The consolidated entity has appointed a US investment bank to lead a capital-raising in the US, with the intention of raising up to $6,000,000 by early September 2014. Those funds, supplementing the current cash at hand plus an anticipated R&D tax refund, are budgeted to give the consolidated entity sufficient working capital until early-2015.

It is proposed to seek a follow-up capital-raising by the end of 2014, with an additional $10,000,000 a likely target. That would underwrite the consolidated entity’s working capital requirements until the end of the 2014-2015 financial year.

Given the strategy now in place to raise working capital on the back of shareholder approval for the strategy, the directors are of the opinion that the above requirements will be satisfied and accordingly have prepared the financial statements on a ‘going concern’ basis.

Should the capital-raising be unsuccessful or cash expenditure be greater than budgeted, then there is material uncertainty whether the Consolidated Entity could continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale financial assets, which are at fair value.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 33.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Novogen Limited (‘company’ or ‘parent entity’) as at 30 June 2014 and the results of all subsidiaries for the year then ended. Novogen Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

Subsidiaries are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income, statement of financial position and statement of changes in equity of the consolidated entity. Losses incurred by the consolidated entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign currency translation

The financial statements are presented in Australian dollars, which is Novogen Limited’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rate at the date of the transaction, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Revenue recognition

Revenue is recognised when it is probable that the economic benefit will flow to the consolidated entity and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

Sale of goods

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when the goods have been dispatched to a customer pursuant to a sales order and invoice. Net sales represent product shipped less actual and estimated future returns, and slotting fees, rebates and other trade discounts accounted for as reductions of revenue.

Estimates and allowances are based upon known claims and an estimate of additional returns. In order to calculate estimates, management regularly monitor historical patterns of returns from, and discounts to, individual customers.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Dividends

Dividend revenue is recognised when the right to receive the payment is established.

Royalties

Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Other revenue

Other revenue is recognised when it is received or when the right to receive payment is established.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

•	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

The carrying amount of recognised and unrecognised deferred tax assets are reviewed each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

The R&D Tax Incentive is a government run program which helps to offset some of the costs of R&D. Annually, the consolidated entity claims a refundable tax offset and has disclosed this as other income in the statement of profit or loss and other comprehensive income.

Novogen Limited (the ‘head entity’) and its wholly-owned Australian controlled entities have formed an income tax consolidated group under the tax consolidation regime. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions). The tax consolidated group has applied the ‘separate taxpayer in the group’ allocation approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group.

As the tax consolidation group continues to generate tax losses there has been no reason for the company to enter a tax funding agreement with members of the tax consolidation group.

Discontinued operations

A discontinued operation is a component of the consolidated entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the statement of profit or loss and other comprehensive income.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is current when: it is expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is current when: it is expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment. Trade receivables are generally due for settlement within 30 to 60 days.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off by reducing the carrying amount directly. A provision for impairment of trade receivables is raised when there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments (more than 120 days overdue) are considered indicators that the trade receivable may be impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

Other receivables are recognised at amortised cost, less any provision for impairment.

Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Derivatives are classified as current or non-current depending on the expected period of realisation.

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the asset is derecognised or impaired.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, principally equity securities, that are either designated as available-for-sale or not classified as any other category. After initial recognition, fair value movements are recognised in other comprehensive income through the available-for-sale reserve in equity. Cumulative gain or loss previously reported in the available-for-sale reserve is recognised in profit or loss when the asset is derecognised or impaired.

Impairment of financial assets

The consolidated entity assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows.

The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognised had the impairment not been made and is reversed to profit or loss.

Available-for-sale financial assets are considered impaired when there has been a significant or prolonged decline in value below initial cost. Subsequent increments in value are recognised in other comprehensive income through the available-for-sale reserve.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment over their expected useful lives as follows:

Leasehold improvements	The lease term
Plant and equipment	2.5 to 10 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

Leasehold improvements and plant and equipment under lease are depreciated over the unexpired period of the lease or the estimated useful life of the assets, whichever is shorter.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the fair value of the leased assets, or if lower, the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the finance costs, so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets acquired under a finance lease are depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the consolidated entity will obtain ownership at the end of the lease term.

Operating lease payments, net of any incentives received from the lessor, are charged to profit or loss on a straight-line basis over the term of the lease.

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Indefinite life intangible assets are not amortised and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Patents and intellectual property

Significant costs associated with patents and intellectual property are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite useful life of five years.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

Impairment of non-financial assets

Non-financial assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Compound financial instruments

Compound financial instruments issued by the consolidated entity comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares does not vary with changes in fair value. The liability component of a financial liability is recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest rate method, whereas the equity component is not remeasured. Interest, gains and losses relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Finance costs

Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred, including:

•	interest on short-term and long-term borrowings

Provisions

Provisions are recognised when the consolidated entity has a present (legal or constructive) obligation as a result of a past event, it is probable the consolidated entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognised as a finance cost.

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Share-based payments

Equity-settled share-based compensation benefits are provided to employees under the terms of the Employee Share Option Plan (‘ESOP’) and consultants as compensation for services performed.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using the Binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interest. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Assets and liabilities measured at fair value are classified, into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed each reporting date and transfers between levels are determined based on a reassessment of the lowest level input that is significant to the fair value measurement.

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

Issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Dividends are recognised when declared during the financial year and no longer at the discretion of the company.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the consolidated entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the consolidated entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition-date.

Where the business combination is achieved in stages, the consolidated entity remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and the difference between the fair value and the previous carrying amount is recognised in profit or loss.

Contingent consideration to be transferred by the acquirer is recognised at the acquisition-date fair value. Subsequent changes in the fair value of contingent consideration classified as an asset or liability is recognised in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

The difference between the acquisition-date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer’s previously held equity interest in the acquirer.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Novogen Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2014. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

AASB 9 Financial Instruments and its consequential amendments

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2018 and completes phases I and III of the IASB’s project to replace IAS 39 (AASB 139) ‘Financial Instruments: Recognition and Measurement’. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. Chapter 6 ‘Hedge Accounting’ supersedes the general hedge accounting requirements in AASB 139 and provides a new simpler approach to hedge accounting that is intended to more closely align with risk management activities undertaken by entities when hedging financial and non-financial risks. The consolidated entity will adopt this standard and the amendments from 1 July 2018 but the impact of its adoption is yet to be assessed by the consolidated entity.

AASB 2012-3 Amendments to Australian Accounting Standards - Offsetting Financial Assets and Financial Liabilities

The amendments are applicable to annual reporting periods beginning on or after 1 January 2014. The amendments add application guidance to address inconsistencies in the application of the offsetting criteria in AASB 132 ‘Financial Instruments: Presentation’, by clarifying the meaning of ‘currently has a legally enforceable right of set-off’; and clarifies that some gross settlement systems may be considered to be equivalent to net settlement. The adoption of the amendments from 1 July 2014 will not have a material impact on the consolidated entity.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

AASB 2013-3 Amendments to AASB 136 - Recoverable Amount Disclosures for Non-Financial Assets

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014. The disclosure requirements of AASB 136 ‘Impairment of Assets’ have been enhanced to require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposals. Additionally, if measured using a present value technique, the discount rate is required to be disclosed. The adoption of these amendments from 1 July 2014 may increase the disclosures by the consolidated entity.

AASB 2013-4 Amendments to Australian Accounting Standards - Novation of Derivatives and Continuation of Hedge Accounting

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014 and amends AASB 139 ‘Financial Instruments: Recognition and Measurement’ to permit continuation of hedge accounting in circumstances where a derivative (designated as hedging instrument) is novated from one counter party to a central counterparty as a consequence of laws or regulations. The adoption of these amendments from 1 July 2014 will not have a material impact on the consolidated entity.

AASB 2014-1 Amendments to Australian Accounting Standards

These amendments are in several parts. Part A makes various amendments to Australian Accounting Standards arising from the issuance of IASB’s ‘Annual Improvements to IFRSs 2010-2012 Cycle’ and ‘Annual Improvements to IFRSs 2011-2013 Cycle’. Part B makes amendments to AASB 119 ‘Employee in relation to the requirements for contributions from employees or third parties that are linked to service which arise from the issuance of IASB’s ‘Defined Benefit Plans – Employee Contributions (Amendments to IAS 19)’. Part C makes amendments to particular Australian Accounting Standards to delete their references to AASB 1031 ‘Materiality’. Part D makes consequential amendments arising from the issuance of AASB 14 ‘Regulatory Deferral Accounts’. Part E makes consequential amendments to numerous other Standards as a consequence of the introduction of hedge accounting requirements into AASB 9 ‘Financial Instruments’ in December 2013. Amendments Part A to D are applicable to annual reporting periods beginning on or after 1 July 2014 or as specified in each Part. Amendments Part E are applicable to annual reporting periods beginning on or after 1 January 2015 or as specified in Part E. The adoption of these amendments will not have a material impact on the consolidated entity.

Annual Improvements to IFRSs 2010-2012 Cycle

These amendments affect several Accounting Standards as follows: Amends the definition of ‘vesting conditions’ and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’ in AASB 2 ‘Share-based Payment’; Amends AASB 3 ‘Business Combinations’ to clarify that contingent consideration that is classified as an asset or liability shall be measured at fair value at each reporting date; Amends AASB 8 ‘Operating Segments’ to require entities to disclose the judgements made by management in applying the aggregation criteria; Clarifies that AASB 8 only requires a reconciliation of the total reportable segments assets to the entity’s assets, if the segment assets are reported regularly; Clarifies that the issuance of AASB 13 ‘Fair Value Measurement’ and the amending of AASB 139 ‘Financial Instruments: Recognition and Measurement’ and AASB 9 ‘Financial Instruments’ did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amount, if the effect of discounting is immaterial; Clarifies that in AASB 116 ‘Property, Plant and Equipment’ and AASB 138 ‘Intangible Assets’, when an asset is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount (i.e. proportional restatement of accumulated amortisation); and Amends AASB 124 ‘Related Party Disclosures’ to clarify that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a ‘related party’ of the reporting entity. The adoption of these amendments will not have a material impact on the consolidated entity.

Annual Improvements to IFRSs 2011-2013 Cycle

These amendments affect four Accounting Standards as follows: Clarifies the ‘meaning of effective IFRSs’ in AASB 1 ‘First-time Adoption of Australian Accounting Standards’; Clarifies that AASB 3 ‘Business Combination’ excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself; Clarifies that the scope of the portfolio exemption in AASB 13 ‘Fair Value Measurement’ includes all contracts accounted for within the scope of AASB 139 ‘Financial Instruments: Recognition and Measurement’ or AASB 9 ‘Financial Instruments’, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in AASB 132 ‘Financial Instruments: Presentation’; and Clarifies that determining whether a specific transaction meets the definition of both a business combination as defined in AASB 3 ‘Business Combinations’ and investment property as defined in AASB 140 ‘Investment Property’ requires the separate application of both standards independently of each other. The adoption of these amendments will not have a material impact on the consolidated entity.

Novogen Limited Notes to the financial statements 30 June 2014

Note 2.	Significant accounting policies (continued)

IFRS 15 Revenue from Contracts with Customers

This standard is expected to be applicable to annual reporting periods beginning on or after 1 January 2017. The standard provides a single standard for revenue recognition. The core principle of the standard is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will require: contracts (either written, verbal or implied) to be identified, together with the separate performance obligations within the contract; determine the transaction price, adjusted for the time value of money excluding credit risk; allocation of the transaction price to the separate performance obligations on a basis of relative stand-alone selling price of each distinct good or service, or estimation approach if no distinct observable prices exist; and recognition of revenue when each performance obligation is satisfied. Credit risk will be presented separately as an expense rather than adjusted to revenue. For goods, the performance obligation would be satisfied when the customer obtains control of the goods. For services, the performance obligation is satisfied when the service has been provided, typically for promises to transfer services to customers. For performance obligations satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognised as the performance obligation is satisfied. Contracts with customers will be presented in an entity’s statement of financial position as a contract liability, a contract asset, or a receivable, depending on the relationship between the entity’s performance and the customer’s payment. Sufficient quantitative and qualitative disclosure is required to enable users to understand the contracts with customers; the significant judgments made in applying the guidance to those contracts; and any assets recognised from the costs to obtain or fulfil a contract with a customer. The consolidated entity will adopt this standard and the amendments from 1 July 2017 but the impact of its adoption is yet to be assessed by the consolidated entity.

Note 3.	Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Research and development expenses

The directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.

Research and development expenses relate primarily to the cost of conducting human clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Clinical trial expenses

Estimates have been used in determining the expense liability under certain clinical trial contracts been performed but not yet invoiced.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Binomial model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Novogen Limited Notes to the financial statements 30 June 2014

Note 3.	Critical accounting judgements, estimates and assumptions (continued)

Fair value measurement hierarchy

The consolidated entity is required to classify all assets and liabilities, measured at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3: Unobservable inputs for the asset or liability. Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.

Impairment of non-financial assets

The consolidated entity assesses impairment of non-financial assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Note 4.	Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

Following the discontinued operations of the Oncology Drug Program and Wound Healing sectors in the prior year, the consolidated entity now operates in the Drug development business. There are no operating segments for which discrete financial information exists.

The information reported to the CODM, on at least a monthly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Major customers

During the year ended 30 June 2014 and 30 June 2013 there were no major customers.

Note 5.	Revenue

	Consolidated
	2014	2013
	$	$

From continuing operations

Bank interest	86,686	44,617
Royalties	—	1,067,319

Revenue from continuing operations	86,686	1,111,936

Note 6.	Other income

	Consolidated
	2014	2013
	$	$

Research and development rebate	341,985	—
Gain on disposal of Glycotex	—	462,354
Glycotex sale of asset - Glucan Technology	—	150,000
Other income	—	6,031

Other income	341,985	618,385

Novogen Limited Notes to the financial statements 30 June 2014

Note 7.	Expenses

	Consolidated
	2014	2013
	$	$

Loss before income tax from continuing operations includes the following specific expenses:

Depreciation
Property, plant and equipment	2,035	1,677

Amortisation
Patents and intellectual property	570,104	320,195

Total depreciation and amortisation	572,139	321,872

Finance costs
Interest and finance charges paid/payable	491,463	—
Imputed interest on convertible note	223,061	131,696

Finance costs expensed	714,524	131,696

Rental expense relating to operating leases
Minimum lease payments	64,468	40,284

Superannuation expense
Defined contribution superannuation expense	87,925	63,902

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	1,437,214	1,185,332

Refer to note 9 for specific expenses relating to discontinued operations.

Note 8.	Income tax expense

	Consolidated
	2014	2013
	$	$

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense from continuing operations	(7,568,725)	(1,508,201)
Profit before income tax (expense)/benefit from discontinued operations	—	723,641

	(7,568,725)	(784,560)

Tax at the statutory tax rate of 30%	(2,270,618)	(235,368)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	1,204,839	54,768
Derecognition of foreign currency reserve	—	(3,754,078)
Other	(177,617)	—

	(1,243,396)	(3,934,678)
Difference in overseas tax rates	—	147,592
Tax losses and timing differences not recognised	1,243,396	3,787,086

Income tax expense	—	—

Novogen Limited Notes to the financial statements 30 June 2014

Note 8.	Income tax expense (continued)

	Consolidated
	2014	2013
	$	$

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised	54,871,873	51,803,980

Potential tax benefit @ 30%	16,461,562	15,541,194

The above potential tax benefit for tax losses has not been recognised in the statement of financial position. These tax losses can only be utilised in the future if the continuity of ownership test is passed, or failing that, the same business test is passed.

Note 9.	Discontinued operations

Description

In the comparative year, the consolidated entity disposed of the operations of MEI Pharma, Inc. (‘MEI’) and its subsidiary MEI Pharma Pty Limited in which it held majority ownership, via an in-specie distribution to its shareholders. MEI held the intellectual property originally developed by Novogen in the field of isoflavonoid drugs.

Financial information for the discontinued operations are set out as follows:

Financial performance information

	Consolidated
	2014	2013
	$	$

Revenue	—	3,387

Total revenue	—	3,387

Research and development expense	—	(2,291,115)
General and administrative expense	—	(1,524,073)
Depreciation and amortisation expense	—	(14,309)
Share-based payments	—	(401,550)

Total expenses	—	(4,231,047)

Loss before income tax expense	—	(4,227,660)
Income tax expense	—	—

Loss after income tax expense	—	(4,227,660)

Net gain on disposal before income tax	—	4,951,301
Income tax expense	—	—

Gain on disposal after income tax expense	—	4,951,301

Profit after income tax (expense)/benefit from discontinued operations	—	723,641

Novogen Limited Notes to the financial statements 30 June 2014

Note 9.	Discontinued operations (continued)

Cash flow information

	Consolidated
	2014	2013
	$	$

Net cash used in operating activities	—	(4,179,060)
Net cash used in investing activities	—	(2,360)

Net decrease in cash and cash equivalents from discontinued operations	—	(4,181,420)

Details of the disposal

	Consolidated
	2014	2013
	$	$

Total sale consideration	—	6,386,034
Derecognition of foreign currency reserve	—	(12,513,593)
Derecognition of impairment provision	—	11,078,860

	—	—
Gain on disposal before tax income	—	4,951,301
Income tax expense	—	—

Gain on disposal after income tax	—	4,951,301

Note 10.	Current assets - cash and cash equivalents

	Consolidated
	2014	2013
	$	$

Cash at bank and on hand	2,486,405	673,288
Short-term deposits	15,720	2,065,147

	2,502,125	2,738,435

Note 11.	Current assets - trade and other receivables

	Consolidated
	2014	2013
	$	$

Trade receivables	225,998	181,194
Less: Provision for impairment of receivables	(225,998)	(181,194)

	—	—

Other receivables	62,253	84,178
Deposits held	365,716	325,299
Less: Provision for impairment of deposits held	(362,000)	—

	65,969	409,477

Refer to note 30 for further information on ‘deposits held’.

Novogen Limited Notes to the financial statements 30 June 2014

Note 11.	Current assets - trade and other receivables (continued)

Impairment of receivables

The consolidated entity has recognised a loss of $44,804 (2013: recovery of $133,990) in profit or loss in respect of impairment of receivables (excluding ‘deposits held’) for the year ended 30 June 2014.

The ageing of the impaired receivables provided for above are as follows:

	Consolidated
	2014	2013
	$	$

Over 60 days overdue	—	181,194
Over 90 days overdue	225,998	—

	225,998	181,194

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2014	2013
	$	$

Opening balance	181,194	315,184
Additional provisions recognised	44,804	—
Unused amounts reversed	—	(133,990)

Closing balance	225,998	181,194

Note 12.	Current assets - income tax refund due

	Consolidated
	2014	2013
	$	$

Income tax refund due	2,654	—

Note 13.	Current assets - other

	Consolidated
	2014	2013
	$	$

Prepayments	67,277	—

Note 14.	Non-current assets - available-for-sale financial assets

	Consolidated
	2014	2013
	$	$

Listed ordinary shares	47,227	58,627

Refer to note 27 for further information on fair value measurement.

Novogen Limited Notes to the financial statements 30 June 2014

Note 15.	Non-current assets - property, plant and equipment

	Consolidated
	2014	2013
	$	$

Plant and equipment - at cost	76,573	49,597
Less: Accumulated depreciation	(62,946)	(38,264)

	13,627	11,333

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold improvements	Plant and equipment	Total
	$	$	$
Consolidated
Balance at 1 July 2012	5,587	21,317	26,904
Additions	—	10,151	10,151
Additions through business combinations (note 34)	—	1,867	1,867
Disposals	—	(3,634)	(3,634)
Impairment of assets	(5,587)	(2,382)	(7,969)
Depreciation expense	—	(15,986)	(15,986)

Balance at 30 June 2013	—	11,333	11,333
Additions	—	26,976	26,976
Write off of assets	—	(22,647)	(22,647)
Depreciation expense	—	(2,035)	(2,035)

Balance at 30 June 2014	—	13,627	13,627

Note 16.	Non-current assets - intangibles

	Consolidated
	2014	2013
	$	$

Patents and intellectual property - at cost	2,850,517	2,850,517
Less: Accumulated amortisation	(890,299)	(320,195)

	1,960,218	2,530,322

Novogen Limited Notes to the financial statements 30 June 2014

Note 16.	Non-current assets - intangibles (continued)

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Patents and intellectual property	Total
	$	$
Consolidated
Balance at 1 July 2012	—	—
Additions through business combinations (note 34)	2,850,517	2,850,517
Amortisation expense	(320,195)	(320,195)

Balance at 30 June 2013	2,530,322	2,530,322
Amortisation expense	(570,104)	(570,104)

Balance at 30 June 2014	1,960,218	1,960,218

Note 17.	Current liabilities - trade and other payables

	Consolidated
	2014	2013
	$	$

Trade payables	81,061	181,165
Accrued payables	177,698	83,501
Other payables	—	27

	258,759	264,693

Refer to note 26 for further information on financial instruments.

Note 18.	Current liabilities - borrowings

	Consolidated
	2014	2013
	$	$

Convertible notes payable	2,707,189	1,415,595

Refer to note 26 for further information on financial instruments.

Borrowings consist of the following convertible notes:

Convertible note 1 (Triaxial) carrying value of $1,500,000

The debt was repayable in December 2013, however the Triaxial note holders have elected to convert their debt into ordinary shares, rather than receiving cash settlement. The convertible note may be exercised at the holders discretion as follows:

•	on completion of Phase 1a clinical trials: $400,000 converted into 16,000,000 ordinary shares in the company;

•	on receipt of Investigational New Drug approval from the US Food and Drug Administration $500,000 converted into 20,000,000 ordinary shares in the company; and

•	on completion of Phase II clinical trials: $600,000 converted into 24,000,000 ordinary shares in the company.

Novogen Limited Notes to the financial statements 30 June 2014

Note 18.	Current liabilities - borrowings (continued)

Convertible note 2 (Hudson Bay) carrying value of $1,207,189

The convertible note was issued to Hudson Bay in four tranches, as follows:

Tranche 1 face value of $1,100,000, issued 4 July 2013

Tranche 2 face value of $1,100,000, issued 21 October 2013

Tranche 3 face value of $2,200,000, issued 15 November 2013

Tranche 4 face value of $1,650,000, issued 24 December 2013

The notes were issued at a discount of 10% on face value and are repayable between 21 days and 24 months after the date of issue, provided that the amount converted in each tranche is no less than $25,000 and no more than 50% of the face value of the most recently issued note. The convertible notes do not bear interest and are unsecured. The conversion price for the convertible securities is either 90% of the average of 3 daily volume-weighted average price (‘VWAP’) per share, during the 20 consecutive trading days immediately prior to the relevant conversion notice day, or a limited number at 130% of the average of the daily VWAP per share for the 20 consecutive trading days immediately prior to execution of the agreement.

The remaining unconverted notes are as follows:

Tranche 2 face value of $55,000 (repayable 21 October 2015)

Tranche 3 face value of $300,000 (repayable 15 November 2015)

Tranche 4 face value of $1,050,000 (repayable 24 December 2015)

Total secured liabilities

Tranche 2, tranche 3 and tranche 4 are only repayable to the extent that the notes have not been converted by the 21 October 2015, 15 November 2015 and 24 December 2015 respectively. There is the additional option to force the noteholder to convert if the share price hits the $0.35 threshold.

Note 19.	Current liabilities - derivative financial instruments

	Consolidated
	2014	2013
	$	$

Convertible note derivative	173,225	—

Refer to note 26 for further information on financial instruments.

Refer to note 27 for further information on fair value measurement.

Note 20.	Current liabilities - provisions

	Consolidated
	2014	2013
	$	$

Employee benefits	107,890	27,104

Note 21.	Equity - contributed equity

	Consolidated
	2014	2013	2014	2013
	Shares	Shares	$	$

Ordinary shares - fully paid	168,557,834	138,276,033	142,585,975	137,662,915

Novogen Limited Notes to the financial statements 30 June 2014

Note 21.	Equity - contributed equity (continued)

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Balance	1 July 2012	103,805,676		199,026,306
Issue of shares on acquisition of Triaxial	5 December 2012
Pharmaceuticals Pty Ltd		13,600,000	$0.09	1,224,000
Issue of shares to fund Phase 1 of CS-6 program	24 April 2013	14,425,150	$0.17	2,380,150
Issue of shares under Share Purchase Plan	28 May 2013	4,645,207	$0.17	789,685
Issue of further shares on acquisition of Triaxial	28 June 2013
Pharmaceuticals Pty Ltd		1,800,000	$0.09	162,000
Less: movement in disposal of subsidiary		—	$0.00	(65,762,136)
Less: share issue costs		—	$0.00	(157,090)

Balance	30 June 2013	138,276,033		137,662,915
Share based payment expense	4 July 2013	822,369	$0.15	124,918
Part conversion of convertible note tranche 1	26 July 2013	1,315,790	$0.13	175,261
Part conversion of convertible note tranche 1	8 August 2013	1,013,514	$0.13	129,525
Part conversion of convertible note tranche 1	14 August 2013	675,676	$0.13	86,542
Part conversion of convertible note tranche 1	22 August 2013	405,406	$0.13	52,080
Part conversion of convertible note tranche 1	27 August 2013	337,838	$0.13	43,481
Part conversion of convertible note tranche 1	2 September 2013	337,838	$0.13	44,691
Part conversion of convertible note tranche 1	5 September 2013	506,757	$0.13	67,109
Part conversion of convertible note tranche 1	16 September 2013	517,242	$0.13	67,375
Part conversion of convertible note tranche 1	8 October 3013	413,794	$0.14	59,141
Part conversion of convertible note tranche 2	1 November 2013	337,838	$0.15	52,188
Part conversion of convertible note tranche 2	5 November 2013	506,757	$0.18	92,384
Part conversion of convertible note tranche 1	7 November 2013	1,891,892	$0.21	391,482
Part conversion of convertible note tranche 2	7 November 2013	5,202,703	$0.19	965,652
Part conversion of convertible note tranche 2	11 November 2013	974,026	$0.22	218,345
Part conversion of convertible note tranche 3	19 November 2013	5,089,821	$0.16	806,653
Part conversion of convertible note tranche 3	23 November 2013	2,873,564	$0.15	439,102
Part conversion of convertible note tranche 3	23 January 2014	2,312,139	$0.15	355,969
Part conversion of convertible note tranche 3	19 March 2014	949,368	$0.16	152,898
Part conversion of convertible note tranche 4	20 March 2014	3,797,469	$0.16	598,264

Balance	30 June 2014	168,557,834		142,585,975

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Novogen Limited Notes to the financial statements 30 June 2014

Note 21.	Equity - contributed equity (continued)

The capital structure of the consolidated entity consists of cash and cash equivalents and equity attributable to equity holders. Operating globally, the consolidated entity develops specialty pharmaceutical products. The overall strategy of the consolidated entity is to continue its drug development programs, which depends on selling assets and raising additional equity.

The capital risk management policy remains unchanged from the 30 June 2013 Annual Report.

Note 22.	Equity - reserves

	Consolidated
	2014	2013
	$	$

Available-for-sale reserve	(11,400)	—
Foreign currency reserve	25,627	—
Convertible note reserve	216,101	216,101

	230,328	216,101

Available-for-sale reserve

The reserve is used to recognise increments and decrements in the fair value of available-for-sale financial assets.

Foreign currency reserve

The reserve is used to recognise exchange differences arising from translation of the financial statements of foreign operations to Australian dollars.

Convertible note reserve

The reserve is used to recognise the equity component of the compound financial instrument.

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Available- for-sale	Foreign currency	Convertible note	Total
	$	$	$	$
Consolidated
Balance at 1 July 2012	—	(3,849,563)	—	(3,849,563)
Foreign currency translation	—	2,705,239	—	2,705,239
Share premium	—	—	216,101	216,101
Transfer to retained earnings on disposal of subsidiaries	—	1,144,324	—	1,144,324

Balance at 30 June 2013	—	—	216,101	216,101
Foreign currency translation	—	25,627	—	25,627
Loss on the revaluation of available-for-sale financial assets	(11,400)	—	—	(11,400)

Balance at 30 June 2014	(11,400)	25,627	216,101	230,328

Novogen Limited Notes to the financial statements 30 June 2014

Note 23.	Equity - accumulated losses

	Consolidated
	2014	2013
	$	$

Accumulated losses at the beginning of the financial year	(133,838,214)	(191,700,929)
Loss after income tax expense for the year	(7,467,319)	(1,030,852)
Dividends paid (note 25)	—	(24,774,709)
Transfer from issued capital	—	65,762,136
Transfer from foreign currency reserve	—	(1,144,324)
Other adjustments attributable to minority interest and disposals	—	19,050,464

Accumulated losses at the end of the financial year	(141,305,533)	(133,838,214)

Note 24.	Equity - non-controlling interest

	Consolidated
	2014	2013
	$	$

Issued capital	23	—
Reserves	2,647	—
Accumulated losses	(101,406)	—

	(98,736)	—

Note 25.	Equity - dividends

Dividends

Dividends paid during the financial year were as follows:

	Consolidated
	2014	2013
	$	$

On 27 November 2012, a dividend was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share.	—	24,774,709

Franking credits

There were no franking credits available at the reporting date.

Note 26.	Financial instruments

Financial risk management objectives

The consolidated entity’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The consolidated entity uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.

Market risk

Foreign currency risk

The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (‘USD’). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

Novogen Limited Notes to the financial statements 30 June 2014

Note 26.	Financial instruments (continued)

As of 30 June 2014, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of Australian Dollar (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2014	2013	2014	2013
	$	$	$	$
Consolidated
US dollars	—	12,057	25,975	—
Euros	27,826	—	—	—
Pound Sterling	—	—	2,900	—

	27,826	12,057	28,875	—

The consolidated entity had net assets denominated in foreign currencies of $1,049 as at 30 June 2014 (2013: $12,057). Based on this exposure, the consolidated entity is not exposed to any significant foreign currency risk.

Price risk

The consolidated entity is not exposed to any significant price risk.

Interest rate risk

The consolidated entity’s exposure to market interest rates relate primarily to the investments of cash balances.

The consolidated entity has cash reserves held primarily in Australian dollars and places funds on deposit with financial institutions for periods generally not exceeding three months.

As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2014		2013
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	$	%	$
Consolidated
Cash at bank and in hand	0.25%	2,486,405	0.25%	673,288
Short term deposits	2.60%	15,720	3.21%	2,065,147

Net exposure to cash flow interest rate risk		2,502,125		2,738,435

The consolidated entity has cash and cash equivalents totalling $2,502,125 (2013: $2,738,435). An official increase/decrease in interest rates of 100 basis points (2013: 100 basis points) would have an favourable/adverse effect on profit before tax and equity of $25,021 (2013: $27,384) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The entity is not exposed to significant credit risk on receivables.

The consolidated entity places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The consolidated entity is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk. The consolidated entity mitigates default risk by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

Novogen Limited Notes to the financial statements 30 June 2014

Note 26.	Financial instruments (continued)

The consolidated entity’s maximum exposures to credit risk at the end of the reporting period in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the statement of financial position, the significant majority in Australia.

There are no significant concentrations of credit risk within the consolidated entity. The credit risk on liquid funds is limited as the counter parties are banks with high credit ratings.

Credit risk is managed by limiting the amount of credit exposure to any single counter-party for cash deposits.

Liquidity risk

The consolidated entity manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

The following tables detail the consolidated entity’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

Consolidated - 2014	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	$	$	$	$	$
Non-derivatives
Non-interest bearing
Trade payables	—%	81,061	—	—	—	81,061
Convertible note 1	—%	1,500,000	—	—	—	1,500,000

Interest-bearing - fixed rate
Convertible note 2	11.36%	159,608	1,444,902	—	—	1,604,510

Total non-derivatives		1,740,669	1,444,902	—	—	3,185,571

Consolidated - 2013	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	$	$	$	$	$
Non-derivatives
Non-interest bearing
Trade payables	—%	181,165	—	—	—	181,165
Other payables	—%	27	—	—	—	27

Interest-bearing - fixed rate
Convertible note 1	1.00%	1,515,000	—	—	—	1,515,000

Total non-derivatives		1,696,192	—	—	—	1,696,192

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Novogen Limited Notes to the financial statements 30 June 2014

Note 27.	Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

Consolidated - 2014	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets
Ordinary shares	47,227	—	—	47,227

Total assets	47,227	—	—	47,227

Liabilities
Derivative financial instrument	—	—	173,225	173,225

Total liabilities	—	—	173,225	173,225

Consolidated - 2013	Level 1	Level 2	Level 3	Total
	$	$	$	$
Assets
Ordinary shares	58,627	—	—	58,627

Total assets	58,627	—	—	58,627

There were no transfers between levels during the financial year.

Valuation techniques for fair value measurements categorised within level 2 and level 3

Derivative financial instrument was valued using the Monte Carlo simulation model, based on the following inputs:

Effective life: life of convertible note

Conversion price: based on terms of convertible note

Dividend yield: 0%

Risk free rate: 2.5%

Volatility: 90% to 110%

Note 28.	Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated
	2014	2013
	$	$

Short-term employee benefits	1,132,494	1,586,628
Post-employment benefits	109,139	91,197
Long-term benefits	—	241,582
Termination benefits	—	66,058
Share-based payments	—	438,427

	1,241,633	2,423,892

Novogen Limited Notes to the financial statements 30 June 2014

Note 29.	Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the company, and unrelated firms:

	Consolidated
	2014	2013
	$	$

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	122,860	151,000

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	27,940	46,500

	150,800	197,500

Audit services - unrelated firms
Audit or review of the financial statements	—	28,800

Other services - unrelated firms
International dealings	2,900	—

	2,900	28,800

‘unrelated firms’ related to BDO US

Note 30.	Contingent liabilities

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 ($362,000) with the court to confirm its commitment to the ongoing enforcement process. As at the 30 June 2014, the receivable balance has been fully impaired on the basis that it is unlikely to be recovered. The receivable balance and the corresponding provision for impairment is classified as ‘deposits held’. Refer to note 10.

Note 31.	Commitments

	Consolidated
	2014	2013
	$	$

Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	80,273	62,172
One to five years	72,009	122,471

	152,282	184,643

Operating lease commitments includes contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated. Leases for premises include an annual review for CPI increases.

Note 32.	Related party transactions

Parent entity

Novogen Limited is the parent entity.

Novogen Limited Notes to the financial statements 30 June 2014

Note 32.	Related party transactions (continued)

Subsidiaries

Interests in subsidiaries are set out in note 35.

Key management personnel

Disclosures relating to key management personnel are set out in note 28 and the remuneration report in the directors’ report.

Transactions with related parties

The following transactions occurred with related parties:

	Consolidated
	2014	2013
	$	$

Sale of goods and services:
Sale of goods to Glycotex, Inc. an associated company through William Rueckert a former director	—	462,354

Payment for other expenses:
Accounting fees paid to Watkins Coffey Martin, a company in which Steven Coffey is a director	78,734	45,500
Salary paid to Prue Kelly, the partner of Graham Kelly, a director	75,574	6,795
Salary paid to Michael Kelly, the brother of Graham Kelly, a director	24,481	—

Other transactions:

Glycotex Inc. previously held the consolidated entity’s Glucan Technology intellectual property for the treatment of trophic ulcers. That intellectual property was sold for total cash proceeds of $150,000 to a private US-based company, which is associated with the former chairman and director William Rueckert.

The consolidated entity acquired the shares in Triaxial Pharmaceuticals Pty Ltd in the prior year, which included its shareholders Graham Kelly, Andrew Heaton and Robert Birch, who became directors of Novogen Limited as a result of this transaction. Refer to note 34 for further details.

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 33.	Parent entity information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent
	2014	2013
	$	$

Profit/(loss) after income tax	(908,530)	16,645,557

Total comprehensive income	(908,530)	16,645,557

Novogen Limited Notes to the financial statements 30 June 2014

Note 33.	Parent entity information (continued)

Statement of financial position

	Parent
	2014	2013
	$	$

Total current assets	9,601,925	4,122,577

Total assets	12,535,153	7,067,204

Total current liabilities	6,189,831	4,725,012

Total liabilities	6,189,831	4,725,012

Net assets	6,345,322	2,342,192

Equity
Contributed equity	142,585,975	137,662,915
Reserves	204,701	216,101
Accumulated losses	(136,445,354)	(135,536,824)

Total equity	6,345,322	2,342,192

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

As a condition of the Class Order 98/1418 (as amended), Novogen Limited and the subsidiaries, entered into a Deed of Cross Guarantee on 28 May 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The subsidiaries have also given a similar guarantee in the event that Novogen Limited is wound up. Refer to note 36.

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2014 and 30 June 2013, except as detailed in note 30.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment at as 30 June 2014 and 30 June 2013.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 2, except for the following:

•	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.

•	Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Novogen Limited Notes to the financial statements 30 June 2014

Note 34.	Business combinations

Triaxial Pharmaceuticals Pty Ltd (comparative period)

On 5 December 2012 Novogen Limited acquired 100% of the ordinary shares of Triaxial Pharmaceuticals Pty Ltd (‘Triaxial’) for the total consideration transferred of $2,886,000. This is a biotechnology business. Triaxial had developed a novel technology platform allowing the design and construction of a family of compounds that Triaxial refers to as super-benzopyrans. The values identified in relation to the acquisition of Triaxial are final as at 30 June 2014.

Details of the acquisition are as follows:

Fair value
$

Cash and cash equivalents	31,667
Trade receivables	1,949
Plant and equipment	1,867
Intellectual property	2,850,517

Net assets acquired	2,886,000
Goodwill	—

Acquisition-date fair value of the total consideration transferred	2,886,000

Representing:
Novogen Limited shares issued to vendor	1,386,000
Convertible note issued	1,500,000

2,886,000

	Consolidated
	2014	2013
	$	$

Cash used to acquire business, net of cash acquired:
Acquisition-date fair value of the total consideration transferred	—	2,886,000
Less: cash and cash equivalents	—	(31,667)
Less: shares issued by company as part of consideration	—	(1,386,000)
Less: compound financial instrument issued	—	(1,500,000)

Net cash received	—	(31,667)

Note 35.	Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
	Principal place of business /	2014	2013
Name	Country of incorporation	%	%

Novogen Laboratories Pty Ltd	Australia	100.00%	100.00%
Novogen Research Pty Ltd	Australia	100.00%	100.00%
Novogen North America Inc.	United States of America	100.00%	100.00%
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00%	100.00%
Novogen Inc.	United States of America	100.00%	100.00%
CanTx. Inc.	United States of America	85.00%	—%

Novogen Limited Notes to the financial statements 30 June 2014

Note 35.	Interests in subsidiaries (continued)

In November 2013 the consolidated entity entered into a joint venture arrangement with Yale University (‘Yale’), in which the consolidated entity owns 85% of the joint venture company. The purpose of the joint venture company, CanTx. Inc, (‘CanTx’) was to pool the resources of both parties in order to develop drugs for the treatment of ovarian cancer. A series of agreements underpin this joint venture. The first of those is a licensing agreement from the consolidated entity to CanTx that allows CanTx to access the consolidated entity patent portfolio of SBP drugs in order to identify a lead candidate compound for its objective of developing an intra-abdominal product capable of treating any intra-abdominal cancer, but with a particular focus on ovarian cancer. A licensing agreement between Yale and CanTx gave CanTx access to certain Yale cell culture technology and animal models and facilities and resources. A sponsored research agreement between CanTx and Yale identified the appropriate research plan to be undertaken by Yale, and a shareholders’ agreement between all parties comprised a commitment from the consolidated entity to fund CanTx for up to 3 years for up to a maximum of $2 million. Yale and CanTx devised a construct comprising Trx-1 in a guided drug delivery system and commenced animal studies to investigate its utility both as an intra-peritoneal and intravenous product for the treatment of ovarian cancer.

Note 36.	Deed of cross guarantee

The following entities are party to a deed of cross guarantee under which each company guarantees the debts of the others:

Novogen Limited

Novogen Laboratories Pty Ltd

Novogen Research Pty Ltd

By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare financial statements and directors’ report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission (‘ASIC’).

The above companies represent a ‘Closed Group’ for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Novogen Limited, they also represent the ‘Extended Closed Group’.

Set out below is a consolidated statement of profit or loss and other comprehensive income and statement of financial position of the ‘Closed Group’.

	2014	2013
Statement of profit or loss and other comprehensive income	$	$

Revenue	—	1,111,936
Other income	428,670	18,082,848
Research and development expense	(1,881,613)	(256,412)
General and administrative expense	(3,211,962)	(6,256,824)
Net fair value loss on convertible note derivative	(539,901)	—
Finance costs	(713,174)	(131,696)

Profit/(loss) before income tax expense	(5,917,980)	12,549,852
Income tax expense	—	—

Profit/(loss) after income tax expense	(5,917,980)	12,549,852

Other comprehensive income
Loss on the revaluation of available-for-sale financial assets, net of tax	(11,400)	—

Other comprehensive income for the year, net of tax	(11,400)	—

Total comprehensive income for the year	(5,929,380)	12,549,852

Novogen Limited Notes to the financial statements 30 June 2014

Note 36.	Deed of cross guarantee (continued)

	2014	2013
Equity - retained profits	$	$

Accumulated losses at the beginning of the financial year	(105,097,682)	(92,872,825)
Profit/(loss) after income tax expense	(5,917,980)	12,549,852
Dividends paid	—	(24,774,709)

Accumulated losses at the end of the financial year	(111,015,662)	(105,097,682)

	2014	2013
Statement of financial position	$	$

Current assets
Cash and cash equivalents	2,392,744	2,738,408
Trade and other receivables	37,711,329	28,795,723

	40,104,073	31,534,131

Non-current assets
Available-for-sale financial assets	47,227	58,627
Other financial assets	2,886,001	2,886,001
Property, plant and equipment	13,627	9,941

	2,946,855	2,954,569

Total assets	43,050,928	34,488,700

Current liabilities
Trade and other payables	8,308,026	264,667
Borrowings	2,707,189	1,415,595
Financial guarantee contracts	173,225	—
Provisions	87,474	27,104

	11,275,914	1,707,366

Total liabilities	11,275,914	1,707,366

Net assets	31,775,014	32,781,334

Equity
Contributed equity	142,585,975	137,662,915
Reserves	204,701	216,101
Accumulated losses	(111,015,662)	(105,097,682)

Total equity	31,775,014	32,781,334

Note 37.	Events after the reporting period

On the 25 July 2014, the consolidated entity named two key contract manufacturing organisations to produce clinical batches of the experimental anti-cancer drug, Cantrixil. The consolidated entity expect to file an Investigational New Drug application for Cantrixil early next year and to advance the compound into the clinic by mid-2015.

Two resolutions passed at the General Meeting held on 13 August 2014 approved the allotment and issue of converted shares together with approval to increase the capital of the company through the issue of up to 80 million new shares and up to 80 million attaching warrants. This will enable the consolidated entity to raise up to approximately $20 million to meet increased working capital needs.

No other matter or circumstance has arisen since 30 June 2014 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Novogen Limited Notes to the financial statements 30 June 2014

Note 38.	Earnings per share

	Consolidated
	2014	2013
	$	$

Earnings per share for loss from continuing operations
Loss after income tax	(7,568,725)	(1,508,201)
Non-controlling interest	101,406	—

Loss after income tax attributable to the owners of Novogen Limited	(7,467,319)	(1,508,201)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	156,725,363	114,690,737

Weighted average number of ordinary shares used in calculating diluted earnings per share	156,725,363	114,690,737

	Cents	Cents

Basic earnings per share	(4.76)	(1.32)
Diluted earnings per share	(4.76)	(1.32)

	Consolidated
	2014	2013
	$	$

Earnings per share for profit from discontinued operations
Profit after income tax	—	723,641
Non-controlling interest	—	(246,292)

Profit after income tax attributable to the owners of Novogen Limited	—	477,349

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	156,725,363	114,690,737

Weighted average number of ordinary shares used in calculating diluted earnings per share	156,725,363	114,690,737

	Cents	Cents

Basic earnings per share	—	0.42
Diluted earnings per share	—	0.42

	Consolidated
	2014	2013
	$	$

Earnings per share for loss
Loss after income tax	(7,568,725)	(784,560)
Non-controlling interest	101,406	(246,292)

Loss after income tax attributable to the owners of Novogen Limited	(7,467,319)	(1,030,852)

Novogen Limited Notes to the financial statements 30 June 2014

Note 38.	Earnings per share (continued)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	156,725,363	114,690,737

Weighted average number of ordinary shares used in calculating diluted earnings per share	156,725,363	114,690,737

	Cents	Cents

Basic earnings per share	(4.76)	(0.90)
Diluted earnings per share	(4.76)	(0.90)

60,000,000 unlisted convertible notes with a face value of $1,500,000, 3 tranches of unlisted convertible note with a face value of $1,405,000 and 4,045,644 unlisted options have been excluded from the above calculations as they were anti-dilutive.

Novogen Limited Directors’ declaration 30 June 2014

In the directors’ opinion:

•	the attached financial statements and notes thereto comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•	the attached financial statements and notes thereto comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 2 to the financial statements;

•	the attached financial statements and notes thereto give a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the financial year ended on that date;

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

•	at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 36 to the financial statements.

The directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the directors

Graham Kelly
Chairman

28 August 2014
Sydney

Level 17, 383 Kent Street Sydney NSW 2000 Correspondence to: Locked Bag Q800 QVB Post Office Sydney NSW 1230 T +61 2 8297 2400 F +61 2 9299 4445 E info.nsw@au.gt.com W www.grantthornton.com.au

Independent Auditor’s Report

To the Members of Novogen Limited

Report on the financial report

We have audited the accompanying financial report of Novogen Limited (the “Company”), which comprises the consolidated statement of financial position as at 30 June 2014, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information and the directors’ declaration of the consolidated entity comprising the Company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001. The Directors’ responsibility also includes such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. The Directors also state, in the notes to the financial report, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, the financial statements comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require us to comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation. Liability is limited in those States where a current scheme applies.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion

In our opinion:

a	the financial report of Novogen Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the year ended on that date; and

ii	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b	the financial report also complies with International Financial Reporting Standards as disclosed in the notes to the financial statements.

Report on the remuneration report

We have audited the remuneration report included in pages 17 to 23 of the directors’ report for the year ended 30 June 2014. The Directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion on the remuneration report

In our opinion, the remuneration report of Novogen Limited for the year ended 30 June 2014, complies with section 300A of the Corporations Act 2001.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

N J Bradley
Partner - Audit & Assurance

Sydney, 28 August 2014

Novogen Limited Shareholder information 30 June 2014

The shareholder information set out below was applicable as at 22 September 2014.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

	Number of holders of ordinary shares	Number of holders of options over ordinary shares

1 to 1,000	1,433	—
1,001 to 5,000	1,248	—
5,001 to 10,000	461	—
10,001 to 100,000	775	—
100,001 and over	151	—

	4,068	—

Holding less than a marketable parcel	2,359	—

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares
	Number held	% of total shares issued

NATIONAL NOMINEES LIMITED	59,005,660	33.60
DR ANDREW HEATON	6,642,560	3.78
EL CORONADO HOLDINGS	4,531,633	2.58
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED (ML PRO A/C)	4,282,951	2.44
HISHENK PTY LTD	4,200,000	2.39
PHYTOSE CORPORATION LIMITED	3,524,207	2.01
MR EVAN KNIGHT MORGAN + MRS CAROLYN MARY MORGAN (EVAN K MORGAN SUPER A/C)	3,520,000	2.00
D & G BROWN INVESTMENTS PTY LIMITED	3,494,795	1.99
BENDE HOLDINGS PTY LIMITED	1,677,342	0.96
AQUAGOLF PTY LIMITED (AQUAGOLF PTY LTD S/F A/C)	1,622,888	0.92
CITICORP NOMINEES PTY LIMITED	1,564,449	0.89
BIONOVA PTY LTD	1,515,151	0.86
MR TONY MARK ELDRIDGE + MRS ANITA MAREE ELDRIDGE	1,500,000	0.85
MR MOHAMMED SHAHEED	1,300,700	0.74
MR COLIN JAMES EASTERBROOK + MRS JANET ELIZABETH EASTERBROOK (C & J EASTERBROOK SUPER A/C)	1,230,000	0.70
HYECORP PROPERTY FUND NO 1 PTY LTD	1,000,000	0.57
MRS ALISON LOUISE SUTERS + MR MARK GERARD SUTERS	815,354	0.46
ANKERWYKE HOLDINGS PTY LTD	800,000	0.46
MEADOWBANK HOMES PTY LTD (SUPERANNUATION FUND A/C)	750,000	0.43
VNA HOLDINGS PTY LTD	727,402	0.41

	103,705,092	59.04

Unquoted equity securities

There are no unquoted equity securities.

Novogen Limited Shareholder information 30 June 2014

Substantial holders

Substantial holders in the company are set out below:

	Ordinary shares
	Number held	% of total shares issued

NATIONAL NOMINEES LIMITED	59,005,660	33.60

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

There are no other classes of equity securities.